Exhibit 99.1
Important Notice
     The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
     All Directors of the Company attended the meeting of the Board of Directors of the Company.
     PricewaterhouseCoopers have provided standardized and unqualified audit opinions on the financial statements for 2009 of the Company.
     Mr. He Yuhua, Chairman of the Board of Directors of the Company, Mr. Shen Yi, Managing Director, Mr. Tang Xiangdong, Chief Accountant, Mr. Lin Wensheng, Chief of Finance Department hereby declare that the authenticity and completeness of the financial statements contained in the quarterly report is warranted.
     There is no non-regular appropriation of the Company’s fund by its substantial shareholder or any related party.
The Company provided no guarantees in violation of the decision-making procedure.

Contents

Chapter 1:	General Information on the Company	3

Chapter 2:	Accounting Data and Business Excerpts	8

Chapter 3:	Changes in Share Capital and Information on Shareholders	9

Chapter 4:	Directors, Supervisors, Senior Management and Employees	14

Chapter 5:	Corporate Governance Structure	23

Chapter 6:	Summary of Shareholders’ General Meetings	33

Chapter 7:	Report of Directors	34

Chapter 8:	Report of the Supervisory Committee	47

Chapter 9:	Matters of Importance	49

Chapter 10:	Financial Statements	55

Chapter 11:	Documents Available for Inspection	130
Chapter 1: General Information on the Company
A. GENERAL INFORMATION

1.	Company Information
Registered name of the Company:
English name of the Company: Guangshen Railway Company Limited
Legal representative: He Yuhua

2.	Contact and Address
Company Secretary: Guo Xiangdong
Tel: (86) 755-25587920 or (86) 755-25588146
Fax: (86-755) 25591480
Representative of Securities Affairs: Zheng Bei
Tel: (86)755-6138217
Fax: (86)755-25591480
Email: ir@gsrc.com

3.	Basic Information
Address: No. 1052, Heping Road
Shenzhen, Guangdong Province
The People’s Republic of China
Postcode:518010
Company website: www.gsrc.com
Company e-mail: ir@gsrc.com

4.	Places for Information Disclosure and Reserve
Newspapers for information disclosure of the Company:
China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily

Websites carrying annual report:	http://www.sse.com.cn
http://www.hkex.com.hk
http://www.gsrc.com

Annual reports of the Company placed at:
Guangshen Railway Company Limited
No. 1052, Heping Road
Shenzhen, Guangdong Province
The People’s Republic of China

5.	Share Information:

A Share	:	Shanghai Stock Exchange
Abbreviation	:
Share Code	:	601333
H Share	:	The Stock Exchange of Hong Kong Limited
Abbreviation	:
Share Code	:	00525
ADS	:	The New York Stock Exchange, Inc.
Ticker Symbol	:	GSH

6.	Other Relevant Information:
First registration date of the Company: March 6th, 1996
First registered address of the Company:
Heping Road,
Shenzhen, Guangdong Province
Register number of Business License of Enterprise Legal Person: 4403011022106
Tax register number of the Company: 440300192411663
Company Code: 19241166-3

7.	Domestic auditors:	PricewaterhouseCoopers Zhong Tian CPAs Limited Co.
11/F PricewaterhouseCoopers Center
2 Corporate Avenue
202 Hu Bin Road
Luwan District
Shanghai
The People’s Republic of China

	Overseas auditors:	PricewaterhouseCoopers
22nd Floor, Prince’s Building
Central
Hong Kong

	Legal adviser as to PRC law:	Haiwen & Partners
21st Floor, Beijing Silver Tower
No. 2 Dong San Huan North Road
Chao Yang District
Beijing
The People’s Republic of China

	Legal adviser as to Hong Kong law:	Norton Rose 38th Floor, Jardine House
1 Connaught Place

Central
Hong Kong

Legal adviser as to United States law:	Shearman & Sterling LLP 12th Floor
Gloucester Tower
The Landmark
11 Pedder Street
Central
Hong Kong

PRC share registrar:	China Securities Depository and Clearing Corporation Limited Shanghai Branch
No. 166, Lujiazui Road
Pudong New district
Shanghai,
The People’s Republic of China

Hong Kong share registrar:	Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen’s Road East
Wan Chai
Hong Kong

Depositary:	JPMorgan Chase Bank, N.A.
13th Floor, No. 4 New York Plaza
New York
USA

Principal banker:	Construction Bank of China Shenzhen Branch Jiabin Rd Sub-branch
1st to 4th Floors
Jinwei Building
Jiabin Road
Shenzhen
The People’s Republic of China
B. COMPANY PROFILE
On March 6, 1996, Guangshen Railway Company Limited (the ‘Company’) was registered and established in Shenzhen, the People’s Republic of China (the ‘PRC’) in accordance with the Company Law of the PRC.
In May 1996, the H shares (‘H Shares’, share code: 00525) and American Depositary Shares (‘ADSs’, ticker symbol: GSH) issued by the Company were listed on the Stock Exchange of Hong Kong Limited (the ‘Hong Kong Exchange’) and the New York Stock Exchange, Inc. (‘NYSE’), respectively. In December 2006, the A shares (‘A Shares’, share code: 601333) issued by the Company were listed on the Shanghai Stock Exchange. The Company is currently the only PRC railway enterprise with its shares listed in Shanghai, Hong Kong and New York.
The Company is mainly engaged in passenger and freight transportation businesses on the Shenzhen-Guangzhou-Pingshi Railway and certain long-distance passenger transportation services. The Company also cooperates with MTR Corporation Limited (‘MTR’) in operating the Hong Kong Through Train passenger and freight services. The Company provides integrated services relating to railway facilities and technology. The Company is also engaged in commercial trading and other businesses that are consistent with its overall business strategy.
The Shenzhen-Guangzhou-Pingshi Railway, which is operated solely and independently by the Company, is 481.2 kilometers long. It runs vertically through the whole Guangdong Province. Guangzhou-Pingshi Railway is the southern part of Beijing-Guangzhou railway, which is the aortic connecting north and south China. Guangzhou-Shenzhen Railway is strategically located and links with major railway networks in China, including the Beijing-Guangzhou, Beijing-Kowloon, Sanshui-Maoming, Pinghu-Nantou, and Pinghu-Yantian lines, as well as to the Kowloon-Canton Railway in Hong Kong. It is an important component of the transportation network of the southern China, as well as the only railway channel linking Hong Kong with inland China. The Guangzhou-Shenzhen railway is currently one of the most modern railways in the PRC, as well as the first wholly-fenced railway with four parallel lines in the PRC that allows the passenger trains and the freight trains to run on separate lines.

Passenger transportation is the principal business of the Company. As of December 31, 2009, the Company operated 218 pairs of passenger trains in accordance with its daily train schedule, including 100 pairs of inter-city high-speed passenger trains between Guangzhou and Shenzhen, 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, one pair of Zhaoqing-Kowloon Through Trains and one pair of Beijing/Shanghai-Kowloon Through Trains) and 105 pairs of long-distance passenger trains. With the Company’s effort to promote the development of high-speed passenger trains, CRHs (‘China Railway High-speed’), domestically manufactured electric train sets with a speed of 200km per hour, transported most of passengers traveling between Guangzhou and Shenzhen. One pair of CRHs between Guangzhou and Shenzhen are dispatched every 10 minutes on average during peak hours, and the ‘As-frequent-as-buses’ inter-city operation has basically taken shape.
Freight transportation is one important business of the Company. The Company’s railways are closely linked with neighboring ports, logistic bases, building materials markets, large factories and mines and the Company has also built partnerships with them on business. The Company is well-equipped with various freight facilities and can efficiently transport full load cargo, single load cargo, containers, bulky and overweight cargo, dangerous cargo, fresh and live cargo, and oversized cargo. The Company enjoys competitive advantages in transporting freight for medium to long distances in the PRC.
Subsequent to the acquisition of the railway operating assets of Guangzhou-Pingshi Railway in 2007, the operation of the Company has expanded from a regional railway to national trunk line networks. The service territory of the passenger and freight transportation businesses, the operating scale and room for the development of passenger and freight transportation businesses are all significantly enlarged, and the competitive competence and overall operating efficiency of the Company has also been greatly improved. With the continuous and stable increase of China’s economy, the deepening of railway reform and development, the strengthening of economic cooperation within the Pan Pearl River Delta, as well as the daily increasing economic cooperation among mainland, Hong Kong and Macau, the Company will have more promising development prospects.
Chapter 2: Accounting Data and Business Excerpts
A. ACCOUNTING DATA AND BUSINESS INDICATORS DURING THE THREE YEARS ENDED DECEMBER 31, 2008

(Unit: RMB thousand)
Income Items	2009	2008	Increase (%)	2007

Total revenues	12,385,757	11,688,655	5.96	10,508,504
Total operating expenses	10,418,099	9,991,355	4.27	8,793,112
Profit form operations	1,947,893	1,715,003	13.58	1,765,208
Profit before tax	1,712,379	1,501,662	14.03	1,668,551
Profit after tax	1,363,458	1,224,368	11.36	1,436,202
Profit attributable to equity holders	1,364,521	1,224,129	11.47	1,431,415
Basic earnings per share (RMB)	0.19	0.17	11.76	0.20
Earnings per ADS (RMB)	9.63	8.64	11.46	10.10

	As at	As at		As at
	December 31,	December 31,		December 31,
Assets and Liabilities Items	2009	2008	Increase (%)	2007

Total assets	28,662,614	28,221,826	1.56	26,689,929
Shareholders’ equity interests (Minority interests not included)	22,581,125	21,783,207	3.66	21,125,761
Net assets per share (RMB)	3.19	3.08	3.57	2.98

B. DIFFERENCES BETWEEN PRC ACCOUNTING STANDARDS AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

	Net Profit (Including	Equity interests of
	profit or loss	Shareholders
	attributable to	(Including minority
	minority interests)	interests)

Under PRC Accounting Standards	1,356,266	23,234,527
Reconciliation to International Financial Reporting Standards
— Differences and others arising from evaluating fixed assets under historical cost model (Note)	12,711	-820,807
— Deferred income tax effects arising from the above differences	-5,519	223,122
	7192	-597,685
Under International Financial Reporting Standards	1,363,458	22,636,842

Note:	The Company recorded the revaluation surplus on fixed assets arising from the assets valuation performed at the time of IPO as costs in the preparation of PRC financial statements and consolidated it into the original estimation of fixed assets; however, the Company applied historical cost convention to value its fixed assets in the preparation of international financial statements, and such revaluation surplus should not be incorporated into the costs of fixed assets under IFRS, leading to differences in net assets as of December 31, 2009 and net profit for 2009.

Chapter 3:	Changes in Share Capital and Information on Shareholders
A. CHANGES IN CAPITAL
1. Changes in shareholdings
(a) Changes in total share capital
At the time of IPO of A shares of the Company on December 13, 2006, Guangzhou Railway (Group) Company (hereinafter referred to as ‘GRGC’) held 2,904,250,000 shares of the Company, all of which were issued prior to the IPO. As the largest shareholder of the Company, GRGC undertook that all the shares it held in the Company would be locked up for 36 months from the date of listing of A shares, or December 22, 2006, in other words, the 2,904,250,000 shares it held in the Company would not be tradable until December 22, 2009.
On September 22, 2009, in accordance with relevant policy on transferring part of state-owned shares to national social security fund, the state-owned assets supervision and administration authority notified China Securities Depository and Clearing Co., Ltd. of transferring 274,798,700 state-owned shares held by GRGC to the National Social Security Fund Council, which extended the lock-up period by another three years following the expiry of the original statutory or volunteer lock-up period. Therefore, 2,629,451,300 shares held by GRGC in the Company became tradable on December 22, 2009.

Unit: ‘000 shares
	Pre-movement		Increase/decrease (+/-)					Post-movement
					Conversion
		Percentage		Bonus	from				Percentage
	Number	(%)	New issue	Issue	Reserves	Other	Subtotal	Number	(%)

A. Shares with selling restrictions	2,904,250	41.00	—	—	—	-2,629,451.3	-2,629,451.3	274,798.7	3.88
1. Shares held by state-owned companies	2,904,250	41.00	—	—	—	-2,904,250	-2,904,250	—	—
2. Shares held by other domestic investors	—	—	—	—	—	+274,798.7	+274,798.7	274,798.7	3.88
B. Shares without selling restrictions	4,179,287	59.00	—	—	—	+2,629,451.3	+2,629,451.3	6,808,738.3	96.12
1. RMB denominated ordinary shares	2,747,987	38.79	—	—	—	+2,629,451.3	+2,629,451.3	5,377,438.3	75.91
2. Shares listed overseas	1,431,300	20.21	—	—	—	—	—	1,431,300	20.21
C. Total Shares	7,083,537	100.00	—	—	—	—	—	7,083,537	100.00

(b) Changes in shares with selling restrictions

Unit: ‘000 shares
	Number of shares	Number of shares		Number of shares
	with selling	with selling	Number of additional	with selling		Expiry date of
	restrictions at the	restrictions	shares with selling	restrictions at the		selling
Name of Shareholders	beginning of 2009	expired in 2009	restrictions in 2009	end of 2009	Reasons for selling restrictions	restrictions

GRGC	2,904,250	2,904,250	—	—	As promised by the largest shareholder at the time of A share IPO	December 22, 2009
National Social Security Fund Council	—	—	274,798.7	274,798.7	The lock-up period of state-owned shares transferred to social security fund extended by another three years	December 22, 2012
Total	2,904,250	2,904,250	274,798.7	274,798.7	—	—

2. Information on share issue and listing
(a) The Company did not issue any shares for the three years ended December 31, 2009.
(b) During the period covered by this report, the total number of shares did not change because of bonus issue, conversion from reserves or share allotment, however, the share capital structure changed due to the lift of selling restrictions. For details, please refer to ‘A.1. Changes in shareholdings’ of this chapter.
(c) The Company has not issued any staff shares.
B. INFORMATION ON SHAREHOLDERS
1. As of the end of the period of the report, according to the stock ledgers provided by China Securities Depository & Clearing Corp. Ltd. Shanghai Branch and Hong Kong Registrars Limited, the total number of shareholders, the top ten shareholders and the top ten shareholders holding shares without selling restrictions of the Company were as follows:

Unit: share
Total number of shareholders	515,582, including 515,102 shareholders of A shares and 480 shareholders of H shares
Top ten shareholders

	Number		Number of shares held	Number of shares in
	of shares	Ownership	with selling	pledge or	Nature
Name of shareholder	held	Percentage	restrictions	frozen	of shareholder

GRGC	2,629,451,300	37.12%	—	none	state-owned
HKSCC NOMINEES LIMITED (Note)	1,398,396,831	19.74%	—	unknown	foreign-funded
National Social Security Fund Council	274,798,700	3.88%	274,798,700	unknown	other
CBC-Changsheng Tongqing Stock Investment Fund	50,920,565	0.72%	—	unknown	other
Taiyuan Iron & Steel (Group) Company Ltd.	50,776,147	0.72%	—		state-owned
ICBC-Nanfang Longyuan Stock Investment Fund	42,614,285	0.60%	—	unknown	other
Shenergy Company Limited	28,122,498	0.40%	—	unknown	state-owned
China Shipbuilding Industry Corporation Finance	20,000,000	0.28%	—	unknown	state-owned
BOC-Jiashi Hushen 300 Index Investment Fund	18,391,080	0.26%	—	unknown	other
ICBC-Huaxia Hushen 300 Index Stock Investment Fund	16,000,000	0.23%	—	unknown	other

Top ten shareholders holding shares without selling restrictions

	Number of shares
Name of shareholder	without selling restrictions	Class of shares

Guangzhou Railway (Group) Company	2,629,451,300	A Shares
HKSCC NOMINEES LIMITED (Note)	1,398,396,831	H Shares
CBC-Changsheng Tongqing Stock Investment Fund	50,920,565	A Shares

	Number of shares
Name of shareholder	without selling restrictions	Class of shares

Taiyuan Iron & Steel (Group) Company Ltd.	50,776,147	A Shares
ICBC-Nanfang Longyuan Stock Investment Fund	42,614,285	A Shares
Shenergy Company Limited	28,122,498	A Shares
China Shipbuilding Industry Corporation Finance	20,000,000	A Shares
BOC-Jiashi Hushen 300 Index Investment Fund	18,391,080	A Shares
ICBC-Huaxia Hushen 300 Index Stock Investment Fund	16,000,000	A Shares
ICBC-Kaiyuan Stock Investment Fund	13,291,736	A Shares

Statement regarding connectedness or unanimity of the above shareholders	The Company is unaware whether the above shareholders are connected or unanimous as defined in Method of Management of Information Disclosure of Change in Shareholdings of Listed Companies.

Note:	1,398,396,831 H Shares, which is 97.70% of the total H shares issued by the company, held by HKSCC NOMINEES LIMITED is held on behalf of various customers.
2. The number of shares with selling restrictions held by shareholders and selling restrictions
Unit: Share

Number of
Name of shareholder	shares held with		Number of
of shares with	selling		additional
restrictions on sales	restrictions	Tradable date	tradableshares	Selling restrictions

National Council for Social Security Fund	274,798,700	December 22, 2012	274,798,700	Lock-up period extended by another three years following the expiry of the original statutory or volunteer lock-up period as promised by GRGC

3. So far as the Directors, Supervisors and other senior management are aware, as at December 31, 2009, the interests and short positions of the persons, other than Directors, Supervisors and other senior management of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

					Percentage of
					such shares in
					the same class
					of the issued		Percentage of
	Class of	Number of			share capital		total share
Name of shareholder	shares	shares held		Capacity	(%)		capital (%)

GRGC	A shares	2,629,451,300	(L)	Beneficial owner	46.52	(L)	37.12	(L)
Baring Asset Management Limited	H shares	105,310,000	(L)	Investment manager	7.36	(L)	1.49	(L)
Northern Trust Fiduciary	H shares	100,132,000	(L)	Trustee, excluding	7.00	(L)	1.41	(L)
Services (Ireland) Limited				passive trustee
JPMorgan Chase & Co.	H shares	74,307,629	(L)	Beneficial owner	5.19	(L)	1.05	(L)
		477,250	(S)	Depository —	0.03	(S)	0.01	(S)
		73,682,380	(P)	corporation/	5.15	(P)	1.04	(P)
				approved lending
				agent

Note:	1. The letter ‘L’ denotes a long position; ‘S’ denotes a short position; and ‘P’ denotes lending pool.
4. Public float
As of the end of the period of the report, the Company is in compliance with the Listing Rules of Shanghai Stock Exchange and the Listing Rules of Hong Kong Stock Exchange as regard to sufficiency of public float.
C. PRE-EMPTIVE RIGHT
There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.

D. PURCHASE, SALE OR REDEMPTION OF THE SHARES OF THE COMPANY
During the year ended December 31, 2009, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.

Chapter 4:	Directors, Supervisors, Senior Management And Employees
A. DETAILS OF THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
1. As at April 22, 2010, general information on the Directors, Supervisors and senior management of the Company are as follows:

					Total
					remuneration
					received from the	Whether
					Company in the	receive
					period of the	remuneration or
					report	allowance from
					(Unit: RMB)	shareholders or other
Name	Post	Gender	Age	Period of engagement	(before tax)	related parties

He Yuhua	Chairman of the Board	Male	56	Jun. 2008-Jun. 2011	—	Yes
Shen Yi	Director and General Manager	Male	54	Oct. 2008-Jun. 2011	441,504	No
Li Liang	Director	Male	49	Jun. 2009-Jun. 2011	—	Yes
Cao Jianguo	Director	Male	51	Jun. 2008-Jun. 2011	—	Yes
Yu Zhiming	Director	Male	51	Jun. 2008-Jun. 2011	—	Yes
Luo Qing	Director	Male	45	Jun. 2009-Jun. 2011	204,277	No
Dai Qilin	Independent Director	Male	42	Jun. 2008-Jun. 2011	111,996	No
Wilton Chau Chi Wai	Independent Director	Male	48	Jun. 2008-Jun. 2011	148,050	No
Lu Yuhui	Independent Director	Male	55	Jun. 2008-Jun. 2011	111,996	No
Yao Muming	Chairman of the Supervisory Committee	Male	56	Jun. 2008-Jun. 2011	—	Yes
Chen Shaohong	Supervisor	Male	43	Jun. 2008-Jun. 2011	—	Yes
Wang Jianping	Supervisor	Male	53	Jun. 2008-Jun. 2011	—	Yes
Li Zhiming	Supervisor	Male	48	Jun. 2008-Jun. 2011	—	Yes
Huang Lika	Staff Supervisor	Male	53	Apr. 2008-Jun. 2011	405,507	No
Liu Xilin	Staff Supervisor	Male	54	Apr. 2008-Jun. 2011	10,000	No
Mu Anyun	Deputy General Manager	Male	49	Since Feb. 2009	352,401	No
Wu Weimin	Deputy General Manager	Male	52	Since Jan. 2004	406,319	No
Tang Xiangdong	Chief Accountant	Male	41	Since Dec. 2008	406,829	No
Guo Xiangdong	Company Secretary	Male	44	Since Jan. 2004	366,149	No
Luo Jiancheng	General Manager Assistant	Male	37	Since Jan. 2006	361,523	No

Note:	1. The termination of the engagement shall be on the day when the general meeting is held at which a new board and a new supervisory committee are elected.

2. In the period of the report, none of the directors, supervisors or other senior management held or dealt in the shares of the Company, or held the Company’s option or was granted any shares with selling restrictions.
Principle work experience of Directors, Supervisors and senior management in the last five years
He Yuhua, aged 56, joined the Company in June 2007 and is Chairman of the Board. Mr. He is a graduate of college and a senior economist. Since 1969, he has served in railway department and has more than 30 years of experience in transportation management. He had served in several managerial positions in Tianjin Railway Sub-administration, Beijing Railway Administration and GRGC. Mr. He has served as chairman and secretary of the Party Committee of GRGC. He is also chairman of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Yuehai Railway Company Limited.
Shen Yi, aged 54, joined the Company in October 2008 and is a Director and General Manager of the Company. Mr. Shen graduated from the

Northern Jiaotong University which was renamed Beijing Jiaotong University and holds a graduate’s degree in transportation. Mr. Shen has served in railway department and has more than 30 years of experience in railway transportation management. He had been general manager of Hongkong Qiwen Trade Company Limited, Guangmeishan Railway Company Limited and Huaihua Railway Company. Before joining the Company, he was the General Manager of Shichang Railway Company Limited.
Li Liang, aged 49, joined the Company in June 2009 and is a Director. He is a graduate of junior college and a engineer. He had been section chief of Anyang engineering section of Xinxiang Railway Sub-administration, chief of Xinxiang engineering section, deputy-director of Zhengzhou Railway Sub-bureau of Zhengzhou Railway Bureau, deputy-director of Wuhan Railway Sub-bureau of Zhengzhou Railway Bureau, deputy-director of Wuhan Railway Bureau. He has been Administrative Deputy General Manager of GRGC since December 2006.
Cao Jianguo, aged 51, joined the Company in June 2006 and is a Director of the Company. Mr. Cao graduated from Central South University, majoring in railway transportation. As an engineer, Mr. Cao has been engaged in the organization and coordination of railway transportation for a long time. He had served as stationmaster of Zhuzhou North Station and deputy general manager of Changsha Railway Company. From April 2005 to March 2006 he was vice director of Transportation Department of GRGC. Since March 2006 he has been deputy general manager of GRGC. Mr. Cao is also vice chairman of Shenzhen Pingnan Railway Company Limited, the Director of Sanmao Railway Company Limited and Guangdong Tieqing International Travel Agency Company Limited.
Yu Zhiming, aged 51, joined the Company in June 2008 as a Director. Mr. Yu is a graduate of college, obtained a master degree in engineering and is a senior accountant. He has many years of experience in the financial field. He had served as director of the Finance Sub-division of Wuhan Sub-bureau of Zhengzhou Railway Bureau. From 2005 to 2006, he was the director of the Finance Department and capital settlement center of Wuhan Railway Bureau. From September 2006 to April 2008, he was the standing vice-director of capital settlement center of MOR. Since April 2008 he has been chief accountant of GRGC. Mr. Yu is also a supervisor of Yuehai Railway Company Limited and a director of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Shichang Railway Company Limited, China Railway Container Transportation Limited and China Railway Special Goods Transportation Limited.
Luo Qing, aged 45, joined the Company in November 2008 and is a Director. Mr. Luo graduated from the Correspondence College of the Party School of CPC , majoring in economics and management and is a political engineer. He had served as sportsman, coach and secretary-general of Guangdong Physical Culture and Sports Team, labor union of Guangzhou Railway Sub-bureau and Yangcheng Railway Company, Locomotive Sports Association of Yangcheng Railway Company and Guangzhou Raiway (Group) Company. Between April 2006 and November 2008, he was the Chief of the organization department of Gangzhou Railway (Group) Company. Since November 2008 he has been chairman of the Trade Union of the Company.
Dai Qilin, aged 42, joined the Company in June 2008 and is an independent non-executive Director of the Company. Mr. Dai holds a master’s degree in accounting and is a senior accountant. Mr. Dai has the qualification of a PRC certified public accountant and PRC certified public asset valuer. From 1986 to 1997, Mr. Dai had served in several positions in finance department of MOR; from 1997 to 2001, he had been accountant, senior accountant and deputy chief of Beijing Huafeng Accounting Firm. Sine April 2001 Mr. Dai has been managing director of Beijing Zhongluhua Accounting Firm. Mr. Dai is also a supervisor of Beijing Zhongluhuafeng Project Costs Consulting Limited.
Wilton Chau Chi Wai, aged 48, joined the Company in June 2004 and is an independent non-executive Director of the Company. Mr. Chau obtained a bachelor’s degree in applied mathematics from the University of Hong Kong, a Bachelor of Laws degree from the University of Wolverhampton, a Master of Business Administration degree from the University of Wales and a Doctor of Business Administration from the University of Newcastle (Australia). Mr. Chau is a fellow member of the Association of Chartered Certified Accountants and a member of Singapore Institute of Arbitrators. Since 1987, Mr. Chau has served in senior positions in various financial institutes overseeing investment and development in railway, road and airport infrastructure projects. Mr. Chau is currently chairman of Qleap Venture Limited and Managing Partner of QLeap Asia Limited. Mr. Chau is also the Board Advisor of China Resources & Investment Vehicle Ltd and a director of CL Shield Foundation Limited, Zhiduosheng Digital Technology Co., Ltd. and Shenzhen Tianlang Shidai Digital Technology Co., Ltd.
Wu Houhui, aged 60, joined the Company in March 1999 and is a Director of the Company. He graduated from Dalian Railway College and is a senior economist. Mr. Wu served in various managerial positions in the GRGC from 1984 to 2003. He was chief economist of GRGC.
Yu Zhiming, aged 50, joined the Company in June 2008 as a Director between July 2003 and February 2009. Mr. Yu is a graduate of college, obtained a master degree of engineering and is a senior accountant. He has many years of experience in the financial field. He had served as director of the Sub-division of Finance of Zhengzhou Railway Bureau Wuhan Sub-administration. From 2005 to 2006, he was the director of the finance Department of Wuhan Railway Bureau and capital settlement center. From September 2006 to April 2008, he was the standing vice-director of capital settlement center of MOR. Since April 2008 he has been chief accountant of GRGC. Mr. Yu is also a supervisor of Yuehai Railway Company Limited and a director of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Shichang Railway Company Limited, Sanmao Railway Company Limited and Shichang Railway Company Limited.
Liu Hai, Aged 55, joined the Company in July 2008 and is a Director of the Company. Mr. Liu graduated from the South China Normal University, majoring in Administration Management and is an economist. Since 1972, he has served in railway department and has an experience of 30 years for transportation organization. He had served in several managerial positions in office director of Guangzhou Railway Sub-Bureau, vice-economist and Deputy General Manager of Yangcheng Railway Company. From July 2007 to November 2008 he was the Chairman of the Trade Union of the Company. Since November 2008 he has been the investigator of the Company.
Wilton Chau Chi Wai, aged 47, joined the Company in June 2004 and is an independent non-executive Director of the Company. Mr. Chau obtained a bachelor’s degree in applied mathematics from the University of Hong Kong, a Bachelor of Laws degree from the University of Wolverhampton, a Master of Business Administration degree from the University of Wales and a Doctor of Business Administration from the University of Newcastle (Australia). Mr. Chau is a fellow member of the Association of Chartered Certified Accountants and a member of Singapore Institute of Arbitrators. Since 1987, Mr. Chau has served in senior positions in various financial institutes overseeing investment and development in railway, road and airport infrastructure projects. Mr. Chau is currently chairman of Qleap Venture Limited and Managing Partner of QLeap Asia Limited. Mr. Chau is also the Board Advisor of China Resources & Investment Vehicle Ltd and a director of CL Shield Foundation Limited.
Lu Yuhui, aged 55, joined the Company in June 2008 and is an independent non-executive Director of the Company. Mr. Lu is Deputy General Manager and Chief Accountant of Beijing Jingtie North Investment Management Company and CFO and Deputy General Manager of China Railway Joint Logistic Company Limited. Mr. Lu was a postgraduate from finance and trade department of postgraduate school of China Academy of Social Science and is a senior accountant. Mr. Lu used to serve in Beijing Railway International Travel Agency as General Manager, Beijing Jingtie International Travel Agency as Chief Accountant and Huayun Travel Development (Group) Company as Chief Accountant. Mr. Lu is also a director of Inner Mongolia China Railway Tailida Joint Logistics Company Limited.
Yao Muming, aged 56, joined the Company in April 1997 and is Chairman of the Supervisory Committee of the Company. Mr. Yao graduated from South China Normal University and was deputy director of the Guangzhou and Zhuhai Animal and Plant Quarantine Bureau. From 1997 to 2003, he was a member of the senior management of the Company. Since July 2003, Mr. Yao had been secretary of the Commission for Inspecting Discipline of the GRGC. Since November 2004 he has been vice secretary of the Party Committee and secretary of the Commission for Inspecting Discipline of the GRGC. Mr. Yao is also chairman of the supervisory committee of Guangmeishan Railway Company Limited, Sanmao Railway Company Limited and Shichang Railway Company Limited.
Chen Shaohong, aged 43, joined the Company in June 2008 and is a Supervisor of the Company. Mr. Chen graduated from South China Normal University and is an economist. Mr. Chen has been engaged in the research of enterprise management for a long time. From 2001 he used to be vice-section chief and section chief of mechanism reform section of corporate management office, vice-director of corporate management office and vice-director of corporate and legal affairs department of GRGC. From April 2006 he had served as director of corporate and legal affairs department of GRGC, From April 2006, he was served in enterprise and legal affairs department of director of GRGC. Since June 2008, Mr. Chen has been vice-chief economist of GRGC. Mr. Chen is also a director of Guangmeishan Railway Company Limited, Sanmao Railway Enterprise Development Company, Yuehai Railway Company Limited and Guangdong Railway Youth International Travel Agency Limited and a supervisor of Sanmao Railway Company Limited, Shichang Railway Company Limited and China Railway Express Co., Ltd.
Wang Jianping, aged 53, joined the Company in June 2008 and is a Supervisor of the Company. Mr. Wang graduated from the Party School of CPC , majoring in economics and management. In 1974, Mr. Wang joined the railway departments and had served in various managerial positions in GRGC. Since June 2007, he has been director of Human Resources Department of GRGC.
Li Zhiming, aged 48, joined the Company in May 2005 and is a Supervisor of the Company. Mr. Li graduated from the Party School of CPC , majoring in economics and management and is an accountant. Since 1981, Mr. Li had served in various managerial positions in Hengyang Railway Sub-administration and Changsha Railway Company. From 1996 to 2005, he was chief of Finance Sub-division of Changsha Railway Company. Since April 2005, Mr. Li has been deputy chief and chief of the audit department of the GRGC. Mr. Li is also Chairman of the supervisory committee of Guangdong Railway Youth International Travel Agency Company Limited, Guangdong Tiecheng Enterprise Company Limited, and a supervisor of Sanmao Railway Company Limited, Sanmao Railway Enterprise Development Company

Limited, Yuehai Railway Company Limited and Shichang Railway Company Limited.
Huang Lika, aged 53, joined the Company in April 2008 and is a Supervisor of the Company. Mr. Huang graduated from the Party School of the CPC majoring in economics and management and is an engineer. Since 1976 Mr. Huang has served in railway department and has more than 30 years of experience in railway transportation management. Mr. Huang used to be director of Education and Training Center of GRGC, Secretary of the Party Committee of Diversified Business Development Center of GRGC, Secretary of the Party Committee of Yangcheng Enterprise Development Company. Since April 2008 he has been Deputy Secretary of the Party and Working Committee and Secretary of the Discipline Inspection and Working Commission of the Company, and he is also a supervisor as a staff representative.
Liu Xilin, aged 54, joined the Company in January 2007 and is a Supervisor of the Company. Mr. Liu graduated from the Party School of CPC , majoring in economics and management. Mr. Liu joined the railway industry in 1976 and has more than 30 years of experience in railway transportation management. He used to be deputy stationmaster of Dalang Railway Station, director of corporate management office of Yangcheng Railway Company and section chief of Guangzhou North Vehicle Section. Since January 2007 he has been chief of Guangzhou Vehicle Section. Since April 2008 he has been a Supervisor of the Company as a staff representative.
Mu Anyun, aged 49, joined the Company in February 2009 and is a Deputy General Manager of the Company. Mr. Mu holds an MBA degree of Macau University of Science and technology and is an economist. Mr. Mu joined the railway departments in 1981 and had served in various managerial positions in Guangzhou Railway Administration and GRGC. From May 2000 to February 2009 he was Director and Deputy General Manager of Guangmeishan Railway Company Limited. Since February 2009 he has been Deputy General Manager of the Company.
Wu Weimin, aged 52, joined the Company in January 2004 and is a Deputy General Manager of the Company. Mr. Wu graduated from the Guangdong Radio & TV University and is an engineer. Since 1984, he had served in various managerial positions in the material and equipment department, the planning and statistic department and the labour and wage department of Yangcheng Railway Company. He also served as an engineer of the material and equipment section and director of the planning and statistic sub-department of Yangcheng Railway Company. Mr. Wu was the director of the labour and wage sub-section and director of the social insurance centre of Yangcheng Railway Company from December 2000 to January 2004. Since January 2004 he has been a Deputy General Manager of the Company.
Tang Xiangdong, aged 41, is Chief Accountant of the Company. Mr. Tang graduated form Jinan University , majoring in business administration, and is an MBA and senior accountant. In June 1990 Mr. Wang joined the railway departments and had served in various managerial positions in Labor and Capital Department, Diversified Business Department and Capital Settlement Center. From March 2006 to December 2008 he was director of Finance Department of the Company. Since December 2008 Mr. Tang has been Chief Accountant of the Company.
Guo Xiangdong, aged 44, is Company Secretary. Mr. Guo graduated from Central China Normal University in 1989. Mr. Guo holds a bachelor of law degree and is an economist and MBA. He joined the Company in 1991 and had served as Deputy Section Chief, Deputy Director and Director of Secretariat of the Board. Mr. Guo has been Company Secretary of the Company since January 2004.
Luo Jiancheng, aged 37, joined the Company in January 2006 and is the General Manager Assistant. Mr. Luo graduated from Changsha Railway Institute , majoring in transportation management. From 1996 he had served in various managerial positions in Yangcheng Railway Company, GRGC and Sanmao Railway Company Ltd. Since January 2006, he has been the General Manager Assistant of the Company.
2. Engagements of Directors, Supervisors and senior management in shareholders

Whether receive
remuneration or
	Name of		Period of	allowance from the
Name	shareholder	Post	engagement	shareholder

He Yuhua	GRGC	Chairman of the Board and secretary of the Party Committee	Since May 2007	Yes
Li Liang	GRGC	Administrative Deputy General Manager	Since December 2006	Yes
Cao Jianguo	GRGC	Deputy General Manager	Since March 2006	Yes
Yu Zhiming	GRGC	Chief Accountant	Since April 2008	Yes

Whether receive
remuneration or
	Name of		Period of	allowance from the
Name	shareholder	Post	engagement	shareholder

Yao Muming	GRGC	Vice Secretary of the Party Committee and Secretary of the Commission for Inspecting Discipline	Since July 2003	Yes
Chen Shaohong	GRGC	Vice-chief Economist, Director of corporate management division	Since April 2005	Yes
Wang Jianping	GRGC	Director of Human Resources Division	Since June 2008	Yes
Li Zhiming	GRGC	Chief of Audit Division	Since June 2007	Yes

3. Engagements of directors, supervisors and senior management in other companies
Details of engagements of directors, supervisors and senior management in other companies are set out in ‘Principle work experience of Directors, Supervisors and senior management in the last five years’ of this chapter.
B. REMUNERATION OF DIRECTORS AND SUPERVISORS AND SENIOR MANAGEMENT
1. Decision procedure of remuneration
Remuneration and allowance of the Directors and Supervisors of the Company should be considered and approved at the general meeting of the Company.
2. Basis for the determination of remuneration and allowance of the Directors and Supervisors of the Company
The level of remuneration of the Directors and Supervisors of the Company is determined with reference to the level of remuneration in Shenzhen, where the Company is located, the job nature of each Director and Supervisor, as well as the operating results of the Company.
3. Directors and Supervisors who do not receive remuneration from the Company:

Name of Directors and Supervisors who do not	Whether receive remuneration from
receive remuneration from the Company	shareholders or other related parties

He Yuhua	Yes
Li Liang	Yes
Cao Jianguo	Yes
Yu Zhiming	Yes
Yao Muming	Yes
Chen Shaohong	Yes
Wang Jianping	Yes
Li Zhiming	Yes

C. CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
1. On February 23, 2009, the Company held the eighth meeting of the fifth session of the Board of Directors at which resolutions were passed to terminate the engagement of Mr. Wang Jianping as Deputy General Manager and appoint Mr. Mu Anyun as Deputy General Manager of the Company.
2. On June 25, 2009, the Company held the annual genera meeting at which resolutions were passed to terminate the engagement of Mr. Wu Houhui and Mr. Liu Hai as Director and elect Mr. Li Liang and Mr. Luo Qing as Director of the Company.
D. OTHER INFORMATION ON DIRECTORS AND SUPERVISORS AND SENIOR MANAGEMENT
1. Service contracts of Directors and Supervisors
Each of the Directors of the Company has entered into a service contract with the Company. No other service contract has been entered into between the Company or any of its subsidiaries and any of the Directors or Supervisors that is not terminable by the Company within one year without payment of compensation (other than statutory compensation).
2. Interests of Directors and Supervisors in contracts
No Director or Supervisor of the Company has any direct or indirect material interests in any contract of significance subsisting during or at the end of 2009 to which the Company or any of its subsidiaries was a party.

3. Interests of Directors and Supervisors in share capital of the Company
As of December 31, 2009, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) of the Directors or Supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from any Director or Supervisor of the Company as required to be made to the Company and the Hong Kong Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the ‘Model Code’) in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (‘Exchange Listing Rules’). The Company has not granted to any of the Company’s Directors or Supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.
E. EMPLOYEES
As at December 31, 2009, the Company had in total 33,170 employees, representing a decrease of 609 compared to that of 2008.
1. The professional composition of the employees

Category of profession	Number

Administrative personnel	2,688
Technical personnel	1,742
Ordinary operation personnel	28,740

Total	33,170

2. Education level of employees

Category of education level	Number

Postgraduate or above	56
Graduate	1,418
College for professional training	6,442
Others (Secondary vocational school, high school and vocational technical school, etc)	25,254

Total	33,170

3. Salary and benefits policy
The Company’s salary policy is closely linked with economic efficiency, labor efficiency and individual performance. The total amount of employees’ salaries is closely related to the operating results of the Company and the distribution of employees’ salaries is based on their post score and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc, and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input.
4. Insurances and benefits plan of retirement
Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory welfare funds and benefits as listed below:

Employees’ benefits	As a Percentage of the Aggregate Salaries of the Employees
	Employees residing along
	the Guangzhou-Pingshi line,
	in Guangzhou area or along	Employees
	the Guangzhou-Shenzhen line	residing in Shenzhen

Housing fund	8%	13%
Retirement pension	18%	18%
Supplemental retirement pension	5%	5%
Basic medical insurance	8%	6%
Supplemental medical insurance	1%	0.5%
Maternity medical insurance	0.4%	0.5%
Other welfare fund	6%	8%

As of December 31, 2009, the Company has 12,207 retired employees in total, endowment insurance of which are paid by Guangdong Society Insurance Fund Administration.
5. Training
The training was mainly provided by the Company, including training on post standardization, adaptability and continuing education. The Company fully completed its training plans in 2009. The total expenses for these training programs in 2009 were approximately RMB9.746 million, involving 150,595 person units.
Chapter 5: Corporate Governance Structure
A. CORPORATE GOVERNANCE
During the period of the report, the Company has complied strictly with the Company Law, Securities Law and Code of Corporate Governance for Listed Companies in China and related regulations promulgated by China Securities Regulatory Commission (‘CSRC’), as well as the Shanghai Stock Exchange Listing Rules and Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong. The Company continues to improve its framework of corporation legal person governance and standardize its operation. Currently, there is no obvious difference between the corporation legal person governance structure of the Company and that required by the regulatory documents on governance of listed companies promulgated by the CSRC. The main contents of the corporation governance are as follows:
(1) On shareholders and the general meeting: The Articles of Association and System of General Meeting of the Company have made stipulations on the rights and obligations of shareholders, the responsibilities and rules of procedure of the general meeting, the protection of rights of minority shareholders, etc, as well as the special procedure of voting at a class shareholders’ meeting. The Company has complied with relevant stipulations of the Articles of Association with respect to the convening, decision-making, authorizations and resolutions of the general meeting or the class shareholders’ meeting. The connected transactions of the Company were fair and reasonable with the basis of pricing being fully disclosed.
(2) On the relationship between substantial shareholder and listed company: the Company’s largest shareholder observed related code of conduct and did not intervene, directly or indirectly, in the decision-making or operation of the Company. The Company is separate from our largest shareholder in respect of staff, asset, finance, organization and business. The Board of Directors, the Supervisory Committee and other internal departments of the Company could operate independently.
(3) On Directors and the Board of Directors (the ‘Board’): the Board is comprised of nine members, including one chairman. There are expressed stipulations in the Articles of Association and Working Rules of the Board on the nomination of directors, responsibility and rules of procedure of the Board. The Company has complied strictly with relevant laws and the Articles of Association and fulfilled relevant procedures with respect to the convening, decision-making, authorizations and resolutions of the Board meeting.
The Board has established an Audit Committee and a Remuneration Committee for the purpose of professional and scientific decision-making process. The directors of the Company could earnestly perform their obligations and responsibilities stipulated by laws, regulations and the Articles of Association. There are three independent directors in the Board of the Company. In order to ensure the effective implementation of the independent directors system, the Company formulated the Working Rules of Independent Directors, which makes explicit stipulations on the qualification, nomination, election, engagement and power of independent directors. The Audit Committee composed of independent directors plays an important role in regulating the finance, audit and system construction of the Company.
(4) On supervisors and the Supervisory Committee: the Supervisory Committee of the Company comprises representatives of shareholder and representatives of staff. The representatives of shareholders are elected and dismissed by shareholders. The representatives of staff are elected by employees. The Supervisory Committee comprises six members, including one chairman. The responsibilities and rules of procedure of the Supervisory Committee are stipulated in the Articles of Association and the Working Rules of the Supervisory Committee. The Company has complied with relevant stipulations of the Articles of Association with respect to the convening and resolutions of the meeting of the Supervisory Committee. The supervisors of the Company can carry out their obligations and responsibilities required by laws, regulations and the Articles of Association.
(5) On performance assessment and the incentive and restriction system: the Board and the Supervisory Committee report to the general meeting. The Company discloses the performance and remuneration of directors, supervisors and senior management. The engagement and disengagement of senior executives is in line with the stipulations and procedure set out in the Articles of Association. The Company formulated the Method of Assessing Operating Target Responsibility to assess the performance of senior executives. There are clear stipulations on the rights and responsibilities of the management in the Articles of Association.
(6) On interested parties: the Company adequately respects and upholds the legitimate rights and interests of its interested parties such as banks and other creditors, employees, passengers and consignors. The Company attaches importance to cooperation with its interested parties and vigorously builds up staff democracy and corporate culture.
(7) On information disclosure: the Company Secretary is in charge of information disclosure and investor relationship of the Company. The Company formulated Working Rules of Company Secretary and the Management Method of Information Disclosure. The Company fulfils the obligation of information disclosure in accordance with laws, the Articles of Association and the Management Method of Information Disclosure and tries its best to ensure the authenticity, accuracy, integrality, timeliness and justice of information disclosure. The Company maintains communication and interaction with investors through various channels.
For the year ended December 31, 2009, to the best knowledge of the Company and its Directors, the Company has complied with the applicable code provisions set out in the Code on Corporate Governance Practice contained in Appendix 14 to the Listing Rules of the Hong Kong Stock Exchange.
The improvement of corporate governance is a long-term system project, which needs continuous improving and enhancing. The Company will, as it has always done, continue to promptly update and improve its internal systems according to relevant regulations, solve problems we detect, strengthen management basis and enhance its awareness of standardized operation and level of governance to promote the healthy development of the Company.
B. PERFORMANCE OF DIRECTORS
1. Attendance to Board meetings by Directors

			Number of	Number of	Number of		Whether attend
		Number of	board	board	board	Number of	board meetings
	Whether be	board	meetings	meetings	meetings	absences from	not in person for
	independent	meetings to be	attended in	attended by	attended by	board	two consecutive
Director	director	attended	person	telecom	proxy	meetings	times

He Yuhua	no	6	6	4	—	—	no
Shen Yi	no	6	6	4	—	—	no
Li Liang	no	3	3	2	—	—	no
Cao Jianguo	no	6	5	4	1	—	no
Yu Zhiming	no	6	6	4	—	—	no
Luo Qing	no	3	3	2	—	—	no
Dai Qilin	yes	6	6	4	—	—	no
Wilton Chau Chi Wai	yes	6	6	4	—	—	no
Lu Yuhui	yes	6	6	4	—	—	no

During the period of this annual report, none of the directors attended board meetings not in person for two consecutive times.

Number of board meetings held during 2009	6
Including: number of meetings held on the spot	2
number of meetings held by telecom	4
number of meetings held in a mixed model	0

2. The Independent Directors’ objection to related matters of the Company
During the period of the report, no objection to the proposals of the Board or other departments of the Company was lodged by the Independent Directors.
3. The establishment, improvement and main content of working rules related to Independent Directors and the performance of Independent Directors
(a) The establishment and improvement of working rules related to Independent Directors: the Company added chapters related to independent directors in its Articles of Association. It also formulated Rules of Procedure of Board Meeting, Working Rules of Independent Directors and the Annual Report Working Rules of Independent Directors, which regulate relative work of Independent Directors.
(b) Main content of working rules related to Independent Directors: the Articles of Association and the Working Rules of Independent Directors make specific stipulations on the qualification, duties and rights of Independent Directors. The Annual Report Working Rules of

Independent Directors mainly makes stipulations on the Independent Directors’ understanding of the operation of the Company, communication with certified public accountants auditing the Company, inspection and supervision during the preparation and disclosure of annual report.
(c) Performance of Independent Directors
During the period of the report, the Company’s Independent Directors faithfully performed their responsibilities and obligations stipulated by laws, regulations, the Articles of Association and Working Rules of Independent Directors. They showed solicitude for the Company’s operation and compliance with laws, attended Board meetings and other relative meetings, carefully reviewed proposals of the meetings, made valuable suggestions on important project investments, operation and management of the Company with their professional knowledge. They also raised independent opinions, according to relevant rules and facts to their knowledge, on material affairs of the Company in 2009, such as connected transactions and the engagement of senior management. During the preparation and disclosure process of the annual report 2009, Independent Directors of the Company fulfilled their duties required by the security regulatory authorities and the Annual Report Working Rules of The Audit Committee and Independent Directors. They communicated with the Company, finance and auditing firms adequately and carefully and raised useful suggestions. The Independent Directors exerted their influence adequately and ensured the legitimate rights and interests of the shareholders, especially minority shareholders, of the Company.
In the decision-making process of the Board, three Independent Directors raised professional opinions on the Company’s proposals and put out independent opinions on the Company’s business activities based on macro-situation, industry status and their professional point of view. They also played an active role in ensuring the Company’s strategic development, scientific decision-making of the Board and the interests of minority shareholders.
C. INDEPENDENCE OF THE COMPANY FROM THE SUBSTANTIAL SHAREHOLDER IN BUSINESS, STAFF, ASSET, ORGANIZATION AND FINANCE

Whether be
	independent and		Influence on the	Measures of
	integrated	Illustration	Company	improvement

Business	yes	The Company has an independent staff and an independent and integrated system for operation and control of production.	—	—

Staff	yes	The General Manager, Deputy General Managers, Chief Accountant, Company Secretary, General Manager Assistant and other Senior Management serve the listing company in full time and receive remuneration from the Company. The Company is independent in the management of personnel and remuneration affairs.	—	—

Asset	yes	The Company owns assets necessary for its independent operation and development; the Company has full control over its assets. No asset is misappropriated by the substantial shareholder for free.	—	—

Organization	yes	The Company has an independent organizational structure.	—	—

Finance	yes	The Company has an independent department and personnel in charge of finance affairs. It has established an independent accounting and clearance system and a finance management system. It has independent bank accounts and pays taxes separately by law.	—	—

D. ESTABLISHMENT AND IMPROVEMENT OF THE COMPANY’S INTERNAL CONTROL SYSTEMS

General program on the construction of internal control systems	In accordance with the Company Law, Securities Law, Accounting Law, Basic Standards of Corporate Internal Control and Guidelines on Internal Control of Listed Companies, the Company established and improved its internal governance and organizational structure, formulated a scientific decision-making, implementation and supervision system to ensure the realization of the Company’s operation and management target and keep its business activities in good order.

Plan for establishment and improvement of internal control system and its implementation	In accordance with relevant laws and regulations, the Company has established an internal control system that covers each department, subsidiary, business link and management link. It mainly includes internal control targets, control circumstance, internal control system, financial control and control procedure. The internal control system covers the whole producing and operating processes, including production and operation, management, material supply, personnel, remuneration, financial management, audit and information disclosure, etc. The effective implementation of internal control system helps the Company to create a fine internal operation and management environment and a regulated producing and operating order. It also helps to keep the operation of the Company on the right track while supervising, controlling and guiding the operation of the Company.

Establishment of the inspection and supervision department for internal control	The Audit Committee of the Board and the Audit Department of the Company are in charge of the communication, supervision and inspection related to internal audit and external audit, respectively, of the Company.

Self-assessment of internal supervision and internal control	The Company has established and improved the integrated and rational internal control system based on the actual situation and management requirement. The internal control system involves each respect and link of the Company’s operating activities and is well executed (Details are set out in the Self-assessment Report of the Company’s Internal Control by the Board).

Arrangement of work related to internal control by the Board	The Board reviews the Self-assessment Report on the Company’s Internal Control each year and learns the implementation of the Company’s each system. It constantly raises opinions on improvement according to new requirements and regulations of current internal control. It also requires internal audit department to carry out review and supervision in relation to the establishment and improvement of the internal control system as well as if it has been effectively implemented.

Improvement of internal control system related to financial accounting	In accordance with the Company Law, Accounting Law, Business Accounting Standards and its supplementary regulations, the Company has formulated an accounting system and financial management system suitable for itself. It has also formulated procedures for the treatment of accounting documents, accounting books and financial statements to reasonably ensure the realization of each target. The Company has established relevant accounting control procedures, including transaction authorization control, responsibility dividing control, documents and records control, asset contact and recording control and so on.

Deficiencies of internal control and rectification	During the period of the report, the design and implementation of the Company’s internal control system conform to those required by relevant regulatory authorities and no material deficiency in the design and implementation of the Company’s internal control was found. In future work the Company will, according to the regulatory requirements, further improve its internal control system and long-term internal control mechanism, strengthen its ability of resist risks, tighten inspection and supervision and continuously enhance operating efficiency and effect of internal control system to safeguard the interests of investors.
E. APPRAISAL AND INCENTIVE MECHANISM FOR SENIOR MANAGEMENT
The Company exerts an incentive and restriction mechanism on the senior management through implementing the objective responsibility assessment system. The Board signs objective responsibility assessment agreements with the senior managements of the Company and its subsidiaries to appraise their work and results of management through indices including passenger and freight transportation volume, revenues from transportation, safety, costs, profit and management. These agreements can also encourage the management to improve their managerial ability and proficiency, to enhance management measures and optimize management process. The Company honors the incentive commitment based on the performance and appraisal results of the senior management upon expiration of the agreements.
F. DISCLOSURE OF SELF-ASSESSMENT REPORT OF THE COMPANY’S INTERNAL CONTROL AND REPORT OF SOCIAL RESPONSIBILITY PERFORMED BY THE COMPANY
The Company published self-assessment report on its internal control and report of social responsibility performed by the Company at the website of the Shanghai Stock Exchange www.sse.com.cn with the title of Self-assessment Report on Internal Control of Guangshen Railway Company Limited in 2009 and Corporate Social Responsibility Report of Guangshen Railway Company Limited in 2009.

1. Whether the Company has disclosed self-assessment report on its internal control: yes.
Website for disclosure: www.sse.com.cn
2. Whether the Company has disclosed the verification of internal control report by the audit institute: no.
3. Whether the Company has disclosed its value of contribution to society per share: yes.
4. Whether the Company has engaged an intermediary agency to validate its Corporate Social Responsibility Report: no.
G. ESTABLISHMENT OF THE INVESTIGATION SYSTEM OF RESPONSIBILITIES FOR MATERIAL ERRORS IN DISCLOSURE OF ANNUAL REPORT INFORMATION
In order to ensure the authenticity, veracity, timeliness and integrality of the Company’s annual report information disclosure and to improve the quality and transparency of the Company’s annual report information disclosure, the Company formulated the Investigation System of Responsibilities for Material Errors in Disclosure of Annual Report Information of Guangshen Railway Company Limited as required by CSRC, Shanghai Stock Exchange and Shenzhen Office of China Securities Regulatory Commission. This system gives the definition, content, scope and criteria of material errors in disclosure of annual report information. For material errors in disclosure of annual report information, the Board will deal out administrative or economic punishment on the responsible person based on the level of severity before disclosing the recognition and punishment resolutions in the form of temporary announcement. The Company will implement this system strictly to avoid material errors in disclosure of annual report information and ensue the authenticity, veracity and integrality of annual report information.
During the period of the report, there was no correction of material accounting mistakes, supplement of material omissions or modification of operating results forenotice.
H. COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES ISSUED BY HONG KONG STOCK EXCHANGE
1. Board of Directors
The Board of Directors (the ‘Board’) leads the Company in a responsible attitude and effective manner. Its functions and responsibilities are set out in the Articles of Association of the Company.
The Board comprises nine members, including three independent non-executive Directors. The executive Directors have years of experience in the railway industry. The independent non-executive Directors come from various industries with different backgrounds and rich experience and they all possess appropriate professional qualifications in accounting or related fields. All independent non-executive Directors confirmed that they have met the criteria of Rule 3.13 of the Exchange Listing Rules regarding the guidelines for the assessment of independence.
The names, biographical details and occupations of the Directors and are shown in ‘Chapter 4. Directors, Supervisors, Senior Management and Employees’ of this Annual Report.
The Company provides information on business development to all the directors, including statements of various forms, documents and minutes of meetings. Independent directors get in-depth knowledge of operating situation of the Company through hearing reports of the management and on-the-spot investigation. The Company undertakes to provide independent non-executive Directors with working conditions necessary for the performance of duties. The Company Secretary actively assists independent Directors in performing their duties and other relevant persons cooperate with independent directors in their work. The fees required for the engagement of intermediaries and discharge of other duties by the independent directors shall be borne by the Company so that independent directors can effectively perform their duties.
During 2009, the Board held six meetings, i.e. the eighth to the 13th meetings of the fifth session of the Board. The main resolutions and approvals are set out in ‘Chapter 7. Report of Directors’ of this report.
Details of the Directors’ attendance records are set out in B. Performance of Directors of this chapter.
The Board established the Audit Committee and the Remuneration Committee to supervise relevant affairs of the Company. Each committee has specific responsibilities, reports to and give advice to the Board on a regular basis.
2. Nomination of Directors
The Company does not have a nomination committee. Directors shall be elected at the shareholders’ general meeting. The term of office of the directors is three (3) years. At the expiry of a director’s term, the term is renewable upon reelection.
3. Securities Transactions by Directors
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the ‘Model Code’) as set out in Appendix 10 to the Exchange Listing Rules and the Rules on the Management of Shares Held by the Directors, Supervisors and Senior Management Officers of Listed Companies and the Changes Thereof (No.56[2007] CSRC Company) as its own code of conduct regarding securities transactions of the Directors. The Company formulated ‘The Special Rules on the Management of Shares Held by the Directors, Supervisors and Senior Management Officers of Guangshen Railway Company Limited and the Changes Thereof’, which was approved at the 22nd meeting of the fourth session of the Board.
After specific enquiry made with all the Directors, the Company confirms that during the year ended December 31, 2009, each of the Directors complied with the required standard set out in the above-mentioned code and rules.
4. Chairman and General Manager
Mr. He Yuhua and Mr. Shen Yi are the Chairman of the Board and the General Manager of the Company, respectively. The Chairman of the Board is responsible for the leadership and effective running of the Board and ensuring that all key and appropriate issues are discussed by the Board in a timely manner. The Company does not have a chief executive officer and the relevant duties (including the implementation of business and investment plan of the Company and decision-making on production and management) are performed by the General Manager of the Company.
5. Remuneration Committee and remuneration of Directors
Members of the Remuneration Committee are appointed by the Board. It consists of two executive Directors and three independent non-executive Directors, namely, Mr. He Yuhua (Chairman of the Remuneration Committee), Mr. Shen Yi, Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lu Yuhui. The principal duties of the Remuneration Committee include reviewing and making recommendations to the Board for the remuneration packages for the Directors and the Supervisors of the Company. The remuneration policy of the Company seeks to provide, in the context of the Company’s business strategy, reasonable remuneration to attract and retain high calibre executives. The Remuneration Committee obtains benchmark information from internal and external sources in relation to market pay conditions, packages offered in the industry and the overall performance of the Company when determining the Directors’ and the Supervisors’ emoluments.
Resolution that allowance of the domestic Independent Directors was RMB100,000 and allowance of the overseas Independent Directors was HKD150,000 was approved at the annual general meeting of 2007 on June 26, 2008. Details of remuneration of directors during 2009 are set out in ‘Chapter 4. Directors, supervisors, senior management and employees’ in this report.
6. Audit Committee
Members of the Audit Committee are appointed by the Board. It consists of three independent non-executive Directors, namely, Mr. Dai Qilin (Chairman of the Audit Committee), Mr. Wilton Chau Chi Wai and Mr. Lv Yuhui. They possess appropriate academic and professional qualifications or related financial management expertise. The Company Secretary, Mr. Guo Xiangdong is the secretary of the Audit Committee. The Audit Committee is provided with appropriate resources to discharge its duties. The principal duties of the Audit Committee include reviewing the financial performance of the Company and its subsidiaries, the nature and scope of audit review as well as the effectiveness of the internal control and compliance system. It will also discuss matters raised by the internal auditors, external auditors and regulatory bodies to ensure that appropriate recommendations are implemented.
In 2009, the Audit Committee held six meetings for purposes including considering the Company’s internal control and financial reporting system, the Company’s financial statements, and recommending to the Board the appointment of external auditors.
Details of attendance record of individual members of the Audit Committee are set out below:

	Number of Audit Committee	Number of Audit Committee
Director	meetings to be attended	meetings attended actually	Attendance rate

Dai Qinlin	6	6	100%
Wilton Chau Chi Wai	6	6	100%
Lu Yuhui	6	6	100%

The Audit Committee confers with external auditors on the audit plan of the annual report. It also urges external auditors to promptly submit the auditing report. The Audit Committee reviewed the Company’s financial and accounting statements before external auditors and made suggestions in written form. When the external auditor’s made initial opinion, the Audit Committee reviewed the statement and made written suggestion again. The Company’s financial statement and operating results of 2009 have been reviewed by the Audit Committee and will be discussed at the 14th meeting of the fifth session of the Board of the Company.
7. Internal Supervision and Control
The Company has established a supervisory committee, which comprises of representatives of shareholders and representatives of staff. The Supervisory Committee is responsible for reviewing financial reports to be presented to the shareholders’ general meetings, monitoring the legality and compliance of the financial performance of the Company and the performance of duties of the Directors and senior management. The names, personal data and posts of members of the supervisory committee are set out in Chapter 4: Directors, Supervisors, senior management and employees of this report.
According to the requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002 (the ‘Sarbanes-Oxley Act’), the Company should conduct a review of the validity of its internal control during every financial year beginning with January 1, 2007. It should also engage an independent public accounting firm to audit its management’s assessment of the effectiveness of its internal control over financial reporting.
During the period of the report, the Company completed the assessment on the effectiveness of its internal control over financial reporting with the assistance of the external adviser. The management of the Company believe that as of December 31, 2008, the Company’s internal control over financial reporting was effective. The independent public accounting firm engaged by the Company also completed relevant audit. The results of assessment and audit were set out in the Company’s U.S. annual report on Form 20-F for the year ended December 31, 2008, which was filed with the United States Securities and exchange Commission in June 2009. At the same time, the Company also published relevant announcements in Hong Kong Exchange and Shanghai Stock Exchange.
The Company will conduct the assessment and audit of effectiveness of internal control over financial reporting of the Company in 2009 in accordance with the requirement of Section 404 of the Sarbanes-Oxley Act. The results of relevant assessment and audit will be include in the Company’s U.S. annual report on Form 20-F for the year ended December 31, 2009, which we expect to file with the United States Securities and Exchange Commission in the second quarter of 2010.
8. Accountability and Audit
The Directors are responsible for overseeing the preparation of accounts of each financial period, which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing the accounts for the year ended December 31, 2009, the Directors have selected suitable accounting policies and applied them consistently, made judgments and estimates that are prudent, and prepared the accounts on a going concern basis.
The Company has announced its annual and interim results in a timely manner within the limits of 4 months and 3 months, respectively after the end of the relevant period in accordance with the Exchange Listing Rules. The Company also announced its annual, interim and quarter results timely in accordance with the Rules of Shanghai Stock Exchange for the Listing of Stocks.
The responsibilities of the Directors and the auditors as to the preparation of the accounts of the Company are set out in the Auditors’ Report of the annual report.
9. Auditors and Remuneration
The Company appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Co. as its domestic auditors and PricewaterhouseCoopers as the overseas auditors for 2009. As of December 31, 2009, the Company’s domestic auditors have served for a consecutive term of two year and its overseas auditors have served for a consecutive term of seven years. The change of persons in charge of auditing affairs and signing CPA is in line with the requirement of the China Securities Regulatory Commission (‘CSRC’) and the Ministry of Finance.
The Company paid a total remuneration of RMB9,600,000 to PrincewaterhouseCoopers Zhong Tian CPAs Limited Co. and PricewaterhouseCoopers for their annual auditing services of 2009.
10. Independence of Independent Directors
The Company has received an annual confirmation of independence from each of Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lu Yuhui, the independent non-executive Directors of the Company, pursuant to Rule 3.13 of the Exchange Listing Rules. The Company recognizes the independence of the three independent non-executive Directors.

Chapter 6: Summary of Shareholders’ General Meetings
A. ANNUAL GENERAL MEETING

Name of meeting	Date of meeting	Media in which resolutions were disclosed	Date of disclosure in media

Annual General Meeting of 2008	June 25, 2009	Securities Times, China Securities Journal, Shanghai Securities News, websites of Shanghai Stock Exchange and Hong Kong Stock Exchange: www.sse.com.cn andwww.hkex.com.hk, respectively	June 26, 2009

Chapter 7: Report of Directors
Chairman Mr. He Yuhua
A. CHAIRMAN’S STATEMENT
Dear Shareholders,
I am pleased to present the audited operating results of the Company and its subsidiaries for the year ended December 31, 2009.
For the year ended December 31, 2009, the total revenues of the Company were RMB12,386 million, representing an increase of 5.96% compared to that of 2008; profit attributable to equity holders was RMB1,365 million, an increase of 11.47%; earnings per share were RMB0.19, an increase of 11.76%. High and steady cash dividend for shareholders is a policy that the Company has pursued for years. The Board recommended to the shareholders’ general meeting a final dividend of RMB0.08 per share for 2009, representing 42.11% of the basic earnings per share of 2009.
In 2009, in the face of grim economic situation, the management and employees of the Company earnestly fulfilled the scientific decisions and plans made by the shareholders’ general meeting and the Board. In accordance with the requirement of accelerated, innovative, concentrated, safe and all-round development, the Company established the operating principle of serving customers, human-first and corporate governance by law, adhered to the operating goals, strengthened safety supervision, enhanced transportation coordination, promoted operation and management, carried on with infrastructure construction, strictly controlled operating costs and coordinated the work with over-all consideration. The Company ensured safety and stability of railway transportation to embrace the 60th National Day and achieved continuous increases in revenues from transportation. All the work was well done and the operation targets set by the Board at the beginning of the year were basically realized. The Board is satisfied with the results of the Company in 2009.
In 2010, the Company will conscientiously act in the spirit of the 4th Plenary Session of the 17th Central Committee of the CPC, Central Economic Work Conference and National Railway Work Conference and further the learning and implementation of the scientific outlook on development. Abiding by the goal of building high-quality, safe, green and harmonious railways and the operating principle of serving customers, human-first and corporate governance by law, the Company will, in a high-standard, scientific and strict work-style, earnestly tamp down safety foundation, actively coordinate transportation organization, vigorously regulate operation and management and deepen the reform and development of the Company to ensure the achievement of operating goals of this year and build a harmonious Guangshen in an all-round way.
We believe that with the support from shareholders and the joint efforts of directors, supervisors, management and the whole staff, the Company will create better operating results for the society and shareholders in 2010.
Finally, I would like to express on behalf of the Board my sincere gratitude to all the shareholders and the public for your support to the Company and to all the directors, supervisors, management members and the whole staff for your close cooperation and efforts.

By order of the Board
He Yuhua
Chairman of the Board

Shenzhen China
April 22, 2010
B. MANAGEMENT’S DISCUSSION AND ANALYSIS
Director General Manager
Mr. Shen Yi
1. Business review of the period of the report
(1) Business overview
In 2009, the Company faced severe circumstances in its operation and management due to the global financial crisis, the A/H1N1 flu and industrial restructuring in the Pearl River Delta, etc. that had continued to exert relatively significant influence upon the transportation businesses of the Company. In the face of difficulties and pressure, the Company, with the joint efforts of the management and the whole staff, did its best to overcome the effects of various negative factors through continuously promoting marketing campaign, vigorously consolidating and optimizing transportation resources while taking strict measures to control various costs and expenses. The Company achieved safety and stability in its operation, steady increases in transportation revenues and a growth in profitability.
In 2009, the operating revenues of the Company were RMB12,386 million, representing an increase of 5.96% from RMB11,689 million in 2008, among which revenues from passenger transportation, freight transportation, railway network usage and services and other businesses were RMB7,169 million, RMB1,210 million, RMB3,106 million and RMB874 million, respectively, accounting for 58.10%, 9.77%, 25.07% and 7.06% of the total revenues, respectively. Profit from operation was RMB1,948 million, a year-on-year increase of 13.58% from RMB1,715 million; profit attributable to equity holders was RMB1,365 million, a year-on-year increase of 11.47% from RMB1,224 million.
(2) Analysis of businesses and revenues
(1) Passenger transportation
Passenger transportation, which is the most important business segment of the Company, includes Guangzhou-Shenzhen inter-city express trains, long-distance trains and Canton-Kowloon Through Trains in cooperation with MTR Corporation in Hong Kong. As at December 31, 2009, the Company operated 218 pairs of passenger trains in accordance with its daily train schedule, representing a decrease of 21.5 pairs from that at the end of 2008, among which there were 100 pairs of Guangzhou-Shenzhen inter-city express trains, a decrease of 20 pairs; 13 pairs of Hong Kong Through Trains (including 11 pairs of Canton-Kowloon Through Trains, one pair of Zhaoqing-Kowloon Through Trains and one pair of Beijing/Shanghai-Kowloon Through Trains) and 105 pairs of long-distance trains, a decrease of 1.5 pairs. The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the year ended December 31, 2009 in comparison with those of 2008:

	2009	2008	Increase (%)

Passenger Transportation Revenues (RMB’000)	7,195,716.8	6,759,229.4	6.46
— Guangzhou-Shenzhen trains	2,046,648.5	1,973,065.0	3.73
— Through Trains	378,423.1	380,315.0	-0.50
— Long-distance trains	4,770,645.2	4,405,849.4	8.28
Passenger delivery volume (’000 persons)	81,838.2	83,824.7	-2.37
— Guangzhou-Shenzhen trains	33,494.4	32,082.7	4.40
— Through Trains	2,799.0	3,115.5	-10.16
— Long-distance trains	45,544.9	48,626.5	-6.34
Revenue per passenger delivered (RMB)	87.93	80.64	9.04
— Guangzhou-Shenzhen trains	61.10	61.50	-0.65
— Through Trains	135.18	122.07	10.74
— Long-distance trains	N/A	N/A	N/A
Total passenger-kilometers (million passenger-kilometers)	27,233.10	27,923.70	-2.47
Revenue per passenger-kilometer (RMB)	0.26	0.24	8.33

Guangzhou-Shenzhen inter-city express trains
The main reason for the increases in passenger delivery volume and revenues of Guangzhou-Shenzhen inter-city express trains was: to further improve the “As-frequent-as-buses” operating model of Guangzhou-Shenzhen train, reduce the impact of the financial crisis and spread of A/H1N1 flu upon our passenger volume, our Guangzhou-Shenzhen inter-city trains began to implement a stop-at-all-stations operating model from May 2009, bringing about the growth of passenger traffic getting on or off at intermediary stations, including Dongguan, Shilong and Zhangmutou Stations; besides, the Company has put out Finance IC cards and Fastpass cards since February 2009 at stations along Guangzhou-Shenzhen line, which enable passengers to board the train just by flashing the cards without having to queue for tickets, thus bringing more convenience for passengers and boosting the passenger volume.
Hong Kong Through trains
Due to the global financial crisis, A/H1N1 flu and the increased frequency of Guangzhou-Shenzhen inter-city express trains which attracted part of Through Train passengers, both the passenger delivery volume of and revenues from Hong Kong Through Trains decreased. The revenues from Hong Kong Through Trains decreased only slightly mainly because the operation of Beijing-Kowloon Through Trains (*) has been handed over to the Company since January 1, 2009, leading to a growth in the share of revenues attributable to the Company, which partly offset the decrease in revenues from Through Trains as a result of a decline in passenger delivery volume.
Long-distance trains
The decrease in passenger delivery volume was mainly attributable to: the closures and even bankruptcy of a large amount of small and medium enterprises in the Pearl River Delta as a result of the global financial crisis caused a decrease in the number of immigrant workers traveling by train; besides, the spread of A/H1N1 flu and cold currents at the end of the year led to an overall decrease in passenger delivery volume of long-distance trains dispatched within our territory.
The main reasons for the increase in revenues from long-distance trains were: on one hand, the passenger delivery and arrival volumes of long-distance trains undertaken by the Company, which are of higher grade, and thus less affected by the financial crisis, recorded a slight increase due to our marketing measures despite an overall decrease in delivery volume of long-distance trains departing from our territory; on the other hand, the handover of Beijing-Kowloon Through Trains (*) to the Company since January 1, 2009 and the absence of extreme weather such as snow storms in the first quarter of 2009 in contrast to the same period of 2008 brought about a stable growth in revenues from long-distance trains.

*	Explanation on revenues from Beijing-Kowloon Through Trains
The operation of Beijing-Kowloon Through Trains, which run between Beijing West and Kowloon, has been handed over to the Company since January 1, 2009 and the revenues from the trains attributable to the Company changed accordingly. Before 2009, the Company’s share of revenues from Beijing-Kowloon Through Trains, excluding the part attributable to MTR in Hong Kong, was generated only from Guangzhou East-Kowloon section which implemented a special tariff policy. Since January 1, 2009, all the revenues from the trains, excluding the part attributable to MTR in Hong Kong, have accrued to the Company. To make the classification of statistics as consistent as practicable, the Company divides the revenues from the trains into two parts: 1. all the revenues from passengers departing for or from Hong Kong, excluding the part attributable to MTR, is accounted as revenues from Hong Kong Through Trains; 2. the rest revenues is accounted as revenues from long-distance trains.
(2) Freight transportation
Freight transportation is another important business segment of the Company. The Company is engaged in the freight transportation business on the Shenzhen-Guangzhou-Pingshi Railway and Hong Kong freight through train business. The table below sets forth the revenues from freight transportation and freight tonnage for the year ended December 31, 2009 in comparison with those of 2008:

	2009	2008	Increase (%)

Freight Transportation Revenues (RMB’000)	1,210,118.2	1,324,700.6	-8.65
— Outbound freight (*)	285,185.9	282,677.7	0.89
— Inbound freight, including arrival and pass-through freight (*)	836,408.1	948,176.8	-11.79
— Other revenues from freight transportation	88,524.2	93,846.1	-5.67
Tonnage of freight (’000 tonnes)	61,987.1	70,141.1	-11.63
— Outbound freight	17,622.4	16,846.6	4.61
— Inbound freight, including arrival and pass-through freight	44,364.7	53,294.5	-16.76
Revenue per tonne (RMB)	19.52	18.89	3.34
Total tonne-kilometers (million tonne-kilometers)	13,446.70	15,557.37	-13.57
Revenue per tonne-kilometer (RMB)	0.09	0.09	—

Outbound and inbound freight, including arrival and pass-through freight: The Company’s freight transportation businesses were substantially affected by the global financial crisis and slowdown of economic development in the Pearl River Delta region. At the beginning of 2009, our freight transportation businesses continued to decline. From the middle of 2009, with the bettering of the financial crisis and gradual recovery of domestic economy, the freight transportation businesses began to rebound.
Other revenues from freight transportation
With an overall decrease in freight transportation businesses, other revenues from freight transportation declined, too.

*	Explanation on readjustment of specifications for revenues from outbound and inbound freight (including arrival and pass-through freight): part of the revenues previously recorded as inbound freight revenues were restated as revenues from outbound freight, so that revenues were as consistent as practicable with freight tonnage.
(3) Railway network usage and services
Railway network usage and services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services. The table below sets forth the revenues from railway network usage and services for the year ended December 31, 2009 in comparison with those of 2008:

	2009	2008	Increase (%)

Railway network usage and services (RMB’000)	3,105,653.6	2,738,425.1	13.41
— Locomotive traction	1,359,905.4	1,114,248.8	22.05
— Track usage	1,026,675.7	953,491.3	7.68
— Electric catenary	283,336.5	281,777.2	0.55
— Vehicle coupling	275,361.8	224,046.7	22.90
— Other services	160,374.2	164,861.1	-2.72

The increase in revenues from railway network usage and services was principally due to the operation of nine more pairs of long-distance passenger trains undertaken by other railway bureaus subsequent to the large-scale train diagram readjustment of national railways in April 2009, which pass the territory of the Company.
(4) Other businesses
Other businesses of the Company mainly include sale of materials and supplies, maintenance and repair of trains, on-board catering services, labor services and other businesses related to railway transportation. Revenues from other businesses of the Company were RMB874 million, representing an increase of 0.92% from RMB866 million in 2008.
(3) Main items and analysis of operating costs and expenses

Unit: RMB’000
			Increase
	2009	2008	(%)	Analysis of reasons

Costs of railway businesses	9,620,732	9,162,278	5.00	—
— Business tax	266,951	253,001	5.51	Increase in operating revenues.
— Labor and benefits	2,277,057	2,125,376	7.14	Upward readjustment of basic salaries, rates of social insurance, housing funds and comprehensive provisions for employees.

— Equipment leases and services	2,974,805	2,653,188	12.12	(1) Increase in payment of railway usage fees subsequent to the hand-over of operation of train T97/8 from Beijing West to Kowloon (Guangzhou East) to the Company since January 1, 2009;(2) The alteration of Guangzhou-Xi’an trains undertaken by the Company from temporary trains to regular trains since April 1, 2009, leading to an increase in payment of railway usage fees.
— Lease of land use right	51,200	50,000	2.40
— Materials and supplies	1,395,333	1,345,651	3.69	(1) Increase in consumption of materials, water and electricity subsequent to two readjustments of train diagrams on December 21, 2008 and April 1, 2009, respectively, which led to increase in the frequency of Guangzhou-Shenzhen inter-city trains actually in operation;(2) Increase in locomotive routing subsequent to the readjustment of national train diagrams on April 1, 2009, which led to increase in locomotive workload and consumption accordingly;(3) Increase in unit prices of water, electricity and pollutant discharge.

Unit: RMB’000
			Increase
	2009	2008	(%)	Analysis of reasons

— Repair expenses (excluding materials and supplies)	588,331	670,209	-12.22	Greening and tree-planting along the rail lines to strengthen the roadbed had been basically finished in 2008; related expenses decreased obviously in 2009.

— Depreciation of fixed assets	1,237,361	1,145,624	8.01	The CRHs had been delivered and put into use, Line IV between Guangzhou and Shenzhen had been transferred to fixed assets before 2009 and the Company added some fixed assets in 2009.

— Amortisation of leasehold land payment	15,001	15,001	0.00	—

— Social services fees	373,321	400,546	-6.80	(1) The absence of extreme weather in in 2009 in contrast to the beginning of 2008, leading to a decrease in security expenses;(2) The Company incurred huge expenses related to the Olympics Games security measures imposed in 2008, while such expenses decreased in 2009.

— Utility and office expenses	111,816	121,436	-7.92	The Company’s efforts to squeeze indirect production fees such as administrative fees, travel expenses, short-distance transportation expenses and labor protection expenses to mitigate the effect of the global financial crisis.

— Others	329,556	382,246	-13.78	Absence of snow storm and freezing weather during the 2009 Spring Festival peak season as compared to that of 2008.

Costs of other businesses	797,367	829,077	-3.82	The Company’s efforts to squeeze indirect production fees of other businesses to mitigate the effect of the global financial crisis.

Finance cost	236,287	213,469	10.69	The Fourth Guangzhou-Shenzhen Line projects had been transferred to fixed assets before 2009, so all the interests on related bank borrowings was accounted as fees in 2009, rather than being capitalized.

Income taxes expenses	348,921	277,294	25.83	Increase in total profit and lift of effective income tax rate from 18% to 20%.
(4) Analysis of financial position
(a) The table below sets forth the main items in the balance sheets as at December 31, 2009 and December 31, 2008:

Unit: RMB’000
	December 31, 2009	December 31, 2008	Increase (%)

Total assets	28,662,614	28,221,826	1.56
Non-current assets	26,246,292	26,082,735	0.63
Current assets	2,416,322	2,139,091	12.96
Total liabilities	6,025,772	6,382,671	-5.59
Non-current liabilities	3,640,568	3,627,422	0.36
Current liabilities	2,385,204	2,755,249	-13.43
Shareholders’ equity	22,636,842	21,839,155	3.65

Total assets of the Company were RMB28,663 million, representing an increase of 1.56% from those at the end of 2008, among which non-current assets increased 0.63%, mainly due to the addition of part of construction-in-progress and fixed assets; current assets increased 12.96% year-on-year, mainly due to the increase in receivable revenues from transportation.
Total liabilities of the Company were RMB6,026 million, representing a decrease of 5.59% from those at the end of 2008, among which non-current liabilities increased 0.36%, mainly due to the increase in cash inflows subsequent to the issue of medium-term notes in December 2009; current liabilities decreased 13.43%, mainly due to the repayment of short-term bank borrowings in the year.
As at the end of 2009, the gearing ratio (total liabilities/total assets) of the Company was 21.02%.
As of December 31, 2009, the Company had no charge on any of its assets and had not provided any guarantees.
As of December 31, 2009, the Company did not have any entrusted deposits.
(b) Items related to fair value estimation
The Company did not have any item related to fair value estimation.

(5) Cash Flow Analysis
In 2009, the principal sources of capital of the Company were revenues generated from operations and funds raised from issue of debentures. The Company’s capital was mainly used for capital and operating expenses, payment of taxes and dividends and repayment of bank borrowings. The Company believes it has sufficient working capital, bank loans and other sources of fund to meet its operation and development requirements.

Unit: RMB‘000
Item	2009	2008	Increase/Decrease

Cash inflows from operating activities, net	2,617,533	1,641,069	976,464
Cash flows used in investment activities, net	-2,096,154	-2,915,785	-819,631
Cash inflows used in financing activities, net	-966,680	483,317	N/A

In 2009, net cash inflows from operating activities were RMB2,618 million, representing a year-on-year increase of RMB976 million, mainly due to the growth in our principal businesses, leading to a correspondent increase in cash inflows, net.
In 2009, cash flows used in investment activities, net were RMB2,096 million, representing a decrease of RMB820 million compared to those of 2008, mainly due to the decrease in expenses related to the purchase and construction of fixed assets and other long-term assets.
In 2009, cash outflows used in financing activities, net were RMB967 million, while the cash inflows from financing activities, net were RMB483 million in 2008, because mainly of the repayment of all the long-term and short-term bank borrowings in the year.
2 Future Prospects
(1) Business environment and key work points of 2010
In 2010, with the bettering of global economy, the recovery of economy in our service region, the upcoming Guangzhou Asian Games and the development of high-speed passenger-dedicated railway networks, the Company, abiding by the operating principle of serving customers, human-first and corporate governance by law, will earnestly tamp down safety foundation, actively explore for more growth poles, diligently coordinate transportation organization and strictly control costs and expenses to ensure the achievement of operating goals of this year. The Company will be specially dedicated to the following work:
(a) improving safety supervision mechanism and strengthening safety basis. The Company will adopt a high-standard, scientific and strict work-style to strengthen safety management, build up the safety mechanism and boost safety foundation to get the safety work under control and into shape;
(b) taking more measures to increase traffic and revenues and vigorously exploring for new passenger and freight transportation businesses, including operating more long-distance passenger trains and promoting marketing efforts for freight business to gain more source of freight. The Company has operated one pair of long-distance passenger trains from Guangzhou to Tongren since March 2010 and will operate long-distance trains from Guangzhou to Xinyang at the end of April 2010;
(c) further improving and promoting the electronic tickets, Finance IC cards and Fastpass cards for Guangzhou-Shenzhen inter-city trains to perfect the ‘As-frequent-as-buses’ operating model and set up a better image of the Guangzhou-Shenzhen inter-city trains;
(d) carrying on with measures of boosting revenues and saving costs as a long-term work. On April 22, 2010, the Company’s business plan for 2010 was considered and approved at the fourteenth meeting of the fifth session of the Board. The Company plans to realize a passenger traffic volume of 27,500 million passenger-kilometers and a freight traffic volume of 14,200 million tonne-kilometers. For capital commitments and operational commitments for the year ended December 31, 2009, please refer to Note 38 to financial statements.
(2) Risk Analysis
Management of the Company puts great emphasis on the various risks that face us and has been researching on and implementing relevant preventive measures to achieve the strategic goals of the Company. However, the main risks facing the Company may differ at different stages of development, thus the continuous attention, distinguishing and assessment of the Board and management is needed and the formulation of relevant preventive measures is required to mitigate the possible negative effects of various risks upon the Company. At present the main risks facing the Company or existing are as follows:

(1) Risks related to operating environment: As a principal provider of railway transportation services between Shenzhen and Pingshi, the Company conducts passenger and freight transportation businesses mainly in Guangdong and Hong Kong. The level of economic growth in the two regions will directly influence the development of our businesses, for example, a slowdown in the economic growth in the two regions may lead to a decrease in the demands for railway services, thus affects the businesses of the Company.
(2) Risks related to market competition: Our passenger and freight transportation businesses face competition from other means of transportation, such as road, air and water transportation. We compete with bus, ferry and air services in terms of price, convenience, frequency, service quality and safety. Furthermore, various express passenger lines are under construction in China, the railway networks in the Pear River Delta are also being built. With the completion of these railways, for example, Wuhan-Guangzhou section of Beijing-Guangzhou express railway has been open to traffic at the end of the period of the report, as well as the improvement of the railway networks in the Pearl River Delta, the competition in the service territory of the Company will change dramatically, which may pose great challenges to our passenger and freight transportation business.
(3) Risks related to railway tariff fluctuation and adjustment: Transportation tariff is one important factor that influences the Company’s operating revenues. Any adjustment of tariff policy or the implementation of tariff policy failing to meet expectation due to market reasons may expose the Company to risks.
(4) Financial risks

Foreign Exchange Risk: The Company currently holds a certain amount of United States dollars (‘USD’) and Hong Kong dollars (‘HKD’) bank deposits. It also earns revenues in HKD from certain of its railway transportation businesses. Dividends to the shareholders of H shares and ADSs are paid in foreign currencies. The Company also pays foreign currencies for the purchase of equipment from abroad and overseas agency services. If there are changes in our foreign currency deposits, the mode of payment or relatively strong fluctuations in the exchange rate of RMB to the relative foreign currencies, the operating results of the Company will be affected.
Interest Rate Risk: Funds that are not needed for immediate use are placed as temporary cash deposits or time deposits in commercial banks. The Company does not hold any market risk-sensitive instruments for trading purposes. The Company has certain amount of bonds outstanding. If there are relatively strong fluctuations in the rates of interest for the relevant deposits or loans, the operating results of the Company will be affected.
Liquidity risk: The Company incurred certain amount of current liabilities and thus was exposed to certain liquidity risk. The Company needs to maintain sufficient cash and obtain abundant credit facilities to support its operation. The Company proposes to meet operating expenditure and capital expenditure and reduce liquidity risk through proper cost control, strict supervision and control of expenses and debt financing, etc.
(5) Natural disaster risk: Railway transportation is less vulnerable than other means of transportation to natural disasters. However, serious natural disasters such as large-scale and continuous rain, snow, freezing and floods will greatly harm railway transportation, thus exposing the operation of the Company to severe risks.
C. INVESTMENT OF THE COMPANY
1. Use of raised funds
In the period of the report, the Company did not raise any funds and no funds raised previously were used in this period.
2. Use of non-raised proceeds
The purchase of new electric train sets. The Company invested approximately RMB2.58 billion in the purchase of 20 electric train sets. As of the end of the period of the report, the Company has cleared the whole expenses and all the 20 train sets have been made available to us.
D. CHANGE IN ACOUNTING POLICIES
In 2009, IFRS 8, ‘Operating segments’ replaces IAS 14, ‘Segment reporting’, and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in change of the reportable segments presented. In addition, the segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker.

Goodwill is allocated by management to groups of cash-generating units at a segment level. Goodwill relating to a previous business combination remains in the Company’s railway business segment. The change in reportable segments has not resulted in any additional goodwill impairment.
Segment information for 2008 has been restated in accordance with the above-mentioned stipulation.
E. ROUTINE WORK OF THE BOARD
1. Meetings of the Board and resolutions

Name of meeting	Date of meeting	Media on which resolutions were published	Date of publish

The 8th meeting of the fifth session of the Board	February 23, 2009	Securities Times, China Securities Journal and Shanghai Securities News and websites of the Shanghai Stock Exchange (www.sse.com.cn) and the Hong Kong Exchange (www.hkex.com.hk)	February 24, 2009

The 9th meeting of the fifth session of the Board	March 12, 2009	Ditto	March 13, 2009

The 10th meeting of the fifth session of the Board	April 29, 2009	Ditto	April 30, 2009

The 11th meeting of the fifth session of the Board	June 25, 2009	Ditto	June 26, 2009

The 12th meeting of the fifth session of the Board	August 26, 2009	Ditto	August 27, 2009

The 13th meeting of the fifth session of the Board	October 28, 2009	Ditto	October 29, 2009

2. Implementation of resolutions of meetings of shareholders by the Board
In the period of the report, the Board seriously implemented the resolutions of general meetings as follows:
(1) The Board implemented the profit distribution plan for 2008 and paid RMB0.08 per share, including tax, to shareholders of the Company as dividend for 2008, totaling RMB566,682,960;
(2) The Board proposed remunerations of PricewaterhouseCoopers Zhong Tian CPAs Limited Co. as the domestic auditors and PricewaterhouseCoopers as the overseas auditors of the Company.
3. Work of Audit Committee and Remuneration Committee
The work of the Audit Committee and Remuneration Committee of the Company in the period of the report is set out in Chapter 5 Corporate Governance Structure of this report.
F. PROFIT DISTRIBUTION PLAN OR COMMON RESERVES CAPITALIZING PLAN
In accordance with the provisions of relevant law of China and the articles of association of the Company, the profit after tax of the financial year available for distribution shall be the lower of those determined under accounting principles in the PRC and the international financial reporting standards, and the appropriation of surplus reserve shall be based on PRC accounting principles. The distributable profit of the Company at the end of 2009 was RMB2,717.5393 million.
The Board recommended the payment of a final dividend of RMB0.08 per share, including tax, to the shareholders of the Company, based on the total share capital of 7,083,537,000 shares, totaling RMB566.68296 million. The above proposal will be submitted to the 2009 annual general meeting for approval.
According to the PRC Enterprise Income Tax Law and Rules for the Implementation of PRC Enterprise Income Tax Law taking effect since January 1, 2008, non-resident enterprises are subject to income tax on their income from Chinese mainland with an effective tax rate of 10%, which is paid by the listed issuer on behalf. After the above-mentioned enterprise income tax, non-resident enterprise shareholders holding H shares will receive a dividend of RMB per0.072 share.

G. TAXATION
As the Company was registered and established in the Shenzhen Special Economic Zone of the PRC, it is subject to income tax at a rate of 20% in 2009. The rate is 5% lower than that of the standard income tax rate of 25% applicable to PRC companies. According to the relevant income tax laws of the PRC, other businesses of the Company and its subsidiaries are subject to income tax rates of 20% or 25%, mainly depending on the places of incorporation/establishment.
H. INTEREST CAPITALIZED
No interest was capitalized in the construction-in-progress or fixed assets of the Company or its subsidiaries during 2009.
I. FIXED ASSETS
Movements in fixed assets of the Company and its subsidiaries during 2009 are set out in Note 6 to the financial statements.
J. RESERVES
Movements in the reserves of the Company and its subsidiaries during the year are set out in the statements of changes in equity.
K. STATUTORY SURPLUS RESERVE
Details of the Company’s statutory surplus reserve are set out in Note 22 to the financial statements.
L. SUBSIDIARIES
Details of the Company’s principal subsidiaries as of December 31, 2009 are set out in Note 10 to the financial statements.
M. MAJOR SUPPLIERS AND CUSTOMERS
Most of the locomotives, passenger coaches and major railway supplies and equipment of the Company are supplied directly or indirectly by the Ministry of Railways (hereinafter referred to as “MOR”) or purchased from the market. The Company may also purchases such equipment from overseas or domestic suppliers. The five largest customers of the Company in aggregate accounted for less than 30% of the revenues of the Company and the five largest suppliers of the Company in aggregate accounted for less than 30% of the purchases by the Company.
N. ESTABLISHMENT AND IMPROVEMENT OF SYSTEM MANAGING EXTERNAL INFORMATION USERS OF THE COMPANY
The Company strictly executed each provision on the management of information reporting by external units. The Company formulated Management Method of Information Disclosure, System for the Management of Inside Information and Insiders and External Information Management Method (Trial), which regulated the management of external information and users of the Company standardized and promoted management of information reporting by external units.
Chapter 8: Report of the Supervisory Committee
Chairman of the
Supervisory Committee
Mr. Yao Muming
A. WORK OF THE SUPERVISORY COMMITTEE IN THE PERIOD OF THE REPORT
In 2009, the Company held four meetings of the Supervisory Committee (the ‘Committee’) as detailed below:

1. On March 12, 2009, the fourth meeting of the fifth session of the Committee was held by way of telecommunication voting. Six supervisors should be present and all of them attended. The holding of the meeting conformed to the provisions of the Company Law, the Articles of Association of the Company and Rules of Precedure of Supervisory Committee. Report on Rectification of Problems of the Company Detected by CSRC Shenzhen Office on the Spot was considered and approved on the meeting.
2. On April 28, 2009, the fifth meeting of the fifth session of the Committee was held at the conference room on the third floor of the headquarters of the Company. The meeting was held by Mr. Yao Muming, chairman of the Committee. Six supervisors should be present and four of them attended. Mr. Wang Jianping and Mr. Liu Xilin, two supervisor who were otherwise engaged, failed to attend the meeting and authorized Mr. Li Zhiming and Mr. Huang Lika, another two supervisors, to vote on their behalf. The holding of the meeting conformed to the provisions of the Company Law, the Articles of Association of the Company and Rules of Precedure of Supervisory Committee. Work Report of the Supervisory Committee in 2008, Final Financial Budget Report for 2008, Profit Distribution Proposal for 2008, Annual Report of the Company 2008 and Abstraction, First Quarter Report of the Company in 2009, Self-assessment Report on Internal Control of the Company by the Board and Social Responsibility Report of the Company 2008 were considered and approved on the meeting.
3. On August 26, 2008, the sixth meeting of the fifth session of the Committee was held at the telephone conference room on the third floor of the headquarters of the Company. Notice of the meeting had been delivered to all the Supervisors on August 18, 2009 by fax or by messenger. Six supervisors should be present and five of them attended. Mr. Wang Jianping, a supervisor who was otherwise engaged, failed to attend the meeting and authorized Mr. Chen Shaohong, another supervisor, to vote on his behalf. The holding of the meeting conformed to the provisions of the Company Law, the Articles of Association of the Company and Rules of Precedure of Supervisory Committee. The meeting was held by Mr. Yao Muming, chairman of the Committee. The Financial Report of the Company for the First Half of 2009 was considered and approved on the meeting.
4. On October 28, 2009, the seventh meeting of the fifth session of the Committee was held by way of telecommunication voting. Six supervisors should be present and all of them attended. The holding of the meeting conformed to the provisions of the Company Law, the Articles of Association of the Company and Rules of Precedure of Supervisory Committee. The Third Quarter Financial Report of 2009 was considered and approved on the meeting.
B. INDEPENDENT OPINION OF THE COMMITTEE ON RELATED ISSUES OF THE COMPANY IN 2009
During the period of the report, the Committee fulfilled its duties faithfully and carried out work actively. The supervisors attended general meetings and meetings of the Board. The Committee supervised the operation, financial position, external guarantees, external investment and the use of proceeds raised of the Company and issued the following opinion:
1. Operation of the Company
During the period of the report, the Company has fully complied with the PRC Company Law and the articles of associations of the Company and other relevant laws and regulations in its operation. The decision-making procedure of the Company was legal and the Board has carefully implemented the resolutions of the general meetings. Directors and senior management of the Company abided by the principle of honesty and no violation of laws or the interests of shareholders occurred.
2. Examination of the financial position of the Company
During the period of the report, the Company’s financial system was sound, the internal control system was fine, the financial operation was regulated and the financial position was good. PricewaterhouseCoopers Zhong Tian CPAs Limited Co. and PricewaterhouseCoopers audited the 2009 financial report of the Company and issued unqualified audit reports. In our opinion, the reports give a true, accurate and complete view of the financial position, operating results and cash flow of the Company.
3. The use of the proceeds raised latest
In the period of the report, the Company did not raised any fund.
4. Asset acquisitions or disposals by the Company
In the period of the report, the Company did not acquire or dispose any asset.
5. Connected transactions of the Company

In the period of the report, the material transactions between the Company and related parties were performed in accordance with the examining and approving procedures of the Company. The transaction values were fair, just and reasonable and no violation of the interests of the Company or shareholders was discovered.
In 2009, the Company faced severe circumstances in its operation and management due to the global financial crisis, the A/H1N1 flu and industrial restructuring in the Pearl River Delta, etc. that had continued to exert relatively significant influence upon the transportation businesses of the Company. In the face of difficulties and pressure, the Company, with the joint efforts of the management and the whole staff, did its best to overcome the effects of various negative factors through continuously promoting marketing campaign to increase traffic and revenues, consolidating and optimizing transportation resources to improve transportation capacity and efficiency while taking vigorous actions to control related costs and expenses. The Company achieved safety and stability in its operation, steady increases in transportation revenues and a growth in profitability.
The Committee is satisfied with the achievement of the Company in the past year and is confident of the Company’s future prospect. We expect that the Company will continue to improve its management and internal control to enlarge and strengthen itself.

By Order of the Supervisory Committee
Yao Muming
April 22, 2009
Chapter 9: Matters of Importance
A. MATERIAL LITIGATION AND ARBITRATION
The Company was not involved in any material litigation or arbitration in the period of the report.
B. BANKRUPTCY AND RESTRUCTURING
No bankruptcy or restructuring occurred in the period of the report.
C. SHARES OF OTHER LISTED COMPANIES AND FINANCE COMPANIES HELD BY THE COMPANY
The Company did not hold any shares of other listed companies or finance companies in the period of the report.
D. TRADE OF ASSETS
No acquisition, disposal, exchange or consolidation of assets occurred in the period of the report.

E. MATERIAL CONNECTED TRANSACTIONS
1. Connected transactions related to daily operations

Unit: RMB‘000
						As a
						percentage
						of total value
		Type of			Value of	of similar
		connected	Content of		connected	transactions
Party	Relation	transaction	transaction	Pricing principle	transaction	(%)

GRGC	Substantial shareholder	Provision of services	Freight train repair and maintenance services	According to the repair rules set by MOR, agreed on the basis of full costs	220,000	91

GRGC and its affiliates	Substantial shareholder and its affiliates	Ditto	Train services	According to the repair rules set by MOR, agreed on the basis of full costs	208,860	2

GRGC and its affiliates	Substantial shareholder and its affiliates	Ditto	Revenues settled through the MOR	Settled in accordance with prices set by the MOR	1,069,053	34

GRGC and its affiliates	Substantial shareholder and its affiliates	Receipt of services	Train services	Agreed on the basis of full costs	347,969	12

Guangshen Railway Enterprise Development Company and Yangcheng Railway Enterprise Development Company	Affiliates of substantial shareholder	Ditto	Comprehensive transportation services	Agreed prices, costs plus mark-up	369,257	51

GRGC and its affiliates	Substantial shareholder and its affiliates	Ditto	Maintenance and repair services	Agreed on the basis of full costs and settled in Line with budget based on national railway engineering quota	115,455	19

GRGC	Substantial shareholder	Ditto	Project construction services	Settled according to budget based on national railway engineering quota	241,753	17

GRGC and its affiliates	Substantial shareholder and its affiliates	Ditto	Railway network usage and services fees settled through MOR	Settled in accordance with prices set by the MOR	1,530,479	64

GRGC and its affiliates	Substantial shareholder and its affiliates	Purchase of materials	Materials and supplies	Agree prices, purchase prices plus 0.3%-6% commission	631,149	37

GRGC	Substantial shareholder	Leasing of land	Land use right	Determined in reference to the agreed price in Leasing Agreement	51,200	100

Explanation regarding continuing connected transactions:
The Leasing Agreement entered into by the Company and GRGC on November 15, 2004 became effective during this period of the report pursuant to the agreed precedent conditions. Pursuant to the agreement, the land for the Guangzhou-Pingshi Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million (For details, please refer to the ‘Offer Prospectus’ published on the website of the Shanghai Stock Exchange (website: www.sse.com.cn) on December 21, 2006 and the announcements of the Company published on November 16, and December 31, 2004 in Hong Kong Economic Times) . In 2009, the Company paid a rent of RMB51.2 million to GRGC.
On November 5, 2007, the Company entered into three comprehensive services agreements with GRGC, Guangzhou Railway Group Yang Cheng Railway Enterprise Development Company and Guangshen Railway Enterprise Development Company, respectively, regarding conditional continuing connected transactions, together with the annual caps in relation to the continuing connected transactions for each of the three financial years ending December 31, 2010. For details, please refer to the ‘Announcement of Continuing Connected Transactions’ published in the Securities Times, China Securities Journal and Shanghai Securities News and on www.sse.com.cn on November 6, 2007, the circular published on www.hkex.com.hk and www.sse.com.cn on November 9, 2007 and December 20, 2007, respectively and the announcement of resolutions and voting results of the Extraordinary General Meeting of Shareholders published in the above-mentioned newspapers and websites on December 28, 2007.
On December 4, 2008, the Company held the first extraordinary general meeting of 2008 to approve the amendment to the annual caps in relation to the three conditional continuing connected transactions entered into between the Company and GRGC, Guangzhou Railway Group Yang Cheng Railway Enterprise Development Company and Guangshen Railway Enterprise Development Company, respectively, on November 5, 2007, for each of the three financial years ending December 31, 2010. For details, please refer to the ‘Announcement of Continuing Connected Transactions’ published in the Securities Times, China Securities Journal and Shanghai Securities News and on www.sse.com.cn and www.hkex.com.hk on October 10, 2008, or the circular published on www.hkex.com.hk and www.sse.com.cn on October 20, 2008 and October 31, 2008, respectively, and the announcement of resolutions and voting results of the Extraordinary General Meeting of Shareholders published in the above-mentioned newspapers and websites on December 5, 2008.
As railway transportation is conducted on an inseparable network of rail lines, the Company must use the rail lines under the control of GRGC or its subsidiaries for the dispatching of part of its passengers or freight. Thus, the mutual provision of repair or other services is necessary between the Company and GRGC or its subsidiaries. The regular connected transactions occurring between the Company and GRGC or its subsidiaries are reached on the basis of fairness and reasonableness and are priced with reference to market price, industrial pricing standards or at cost plus a mark-up. These transactions are strictly subject to timely disclosure and approval of independent shareholders as required by relative regulatory rules, thus safeguarding the Company’s interests by the greatest extent.
2. Connected transactions in relation to acquisition or sale of assets
The Company did not engage in any connected transaction in relation to acquisition or sale of assets in the period of the report.
3. Material connected transactions related to joint external investment
No connected transaction related to joint external investment occurred in the period of the report.
4. Related claim and debt
The Company was not involved in any non-regular claim or debt in the period of the report.
5. Accounting treatment of special transactions between connected parties, including donation of cash or fiscal assets, exemption and clearing off debts for others, etc
No special transaction occurred between the Company and connected parties in the period of the report.
6. Other material connected transactions
No other material connected transactions occurred in the period of the report.
7. Confirmation by independent directors of connected transactions
The independent non-executive Directors of the Company confirmed that the connected transactions entered into by the Company during 2009 were entered into in the ordinary and usual course of its business and conducted on normal commercial terms and in accordance with the terms of the agreements governing such transactions. The terms were fair and reasonable and in the interests of the shareholders of the Company as a whole.

F. MATERIAL CONTRACTS AND THE IMPLEMENTATION
1. Trust, contracted businesses and leasing affairs
(a) Trust
The Company did not engage in any trust business in the period of the report.
(b) Contracted Business
The Company did not engage in any contracted business in the period of the report.
(c) Leasing affairs
Since January 1, 2007, the Company has leased the land for the GP Railway from GRGC for a leasing term of 20 years. The annual land rent should not exceed RMB 74 million. During 2009, the Company’s land rents paid and payable were RMB 51.2 million.
2. Guarantee
The Company did not have any guarantee outstanding in this period.
3. Trust investment affairs
The Company did not entrust any entities to make any investment in this period.
4. Other material contracts
The Company did not enter into any other material contracts in this period.
G. FULFILLMENT OF COMMITMENTS
During the period of the report, GRGC, the largest shareholder of the Company, fulfilled the following commitments:
1. On December 13, 2006, the Company issued 2,747,987,000 A shares in its IPO in the domestic market, each with a nominal value of RMB1.00, at RMB3.76 per share and raised approximately RMB10.3 billion. As the largest shareholder of the Company, GRGC undertook prior to the A share issue that the 2,904,250,000 A shares it held in the Company would not be transferred to or held in trust by other persons or entities, nor be repurchased by the Company, within 36 months from the date of listing of A shares, or December 22, 2006.
2. GRGC or any of its subsidiaries will not engage, directly or indirectly, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation businesses and assets of Guangzhou-Pingshi Railway, GRGC or any of its subsidiaries will not compete with the Company within the service territory of the Company either.
3. GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as a large shareholder and behaving in a manner that is detrimental to the interests of the Company.
In the period of the report, the above-mentioned commitments were fulfilled properly and no breach of any commitment occurred.
H. ENGAGEMENT AND DISENGAGEMENT OF ACCOUNTING FIRMS
On June 25, 2009, the Company held the 2008 Annual General Meeting of Shareholders, at which resolutions were passed to re-engage PricewaterhouseCoopers Zhong Tian CPAs Limited Co. as the domestic auditors and re-engage PricewaterhouseCoopers as the overseas auditors of the Company for 2009.
I. PUNISHMENT ON THE COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS, ACTUAL CONTROLLER OR ACQUIRER AND THE RECTIFICATION
In the period of the report, none of the Company, its directors, supervisors, senior management, shareholders, actual controller or acquirer was subject to any investigation, administrative punishment or public criticism by the CSRC or public condemnation by the stock exchanges the Company is listed.

J. EXPLANATION OF OTHER MATERIAL EVENTS, THEIR INFLUENCE AND SOLUTIONS
On June 25, 2009, the issue of medium-term notes in the total amount of not more than RMB4 billion was passed at the 2008 Annual General Meeting of Shareholders. On December 8, 2009, upon registration of application at the National Association of Financial Market Institutional Investors, the registered total amount of medium-term notes to be issue was RMB4 billion and the notes would be issued by phases. Legal documents including prospectus of the issue and announcement of issue were set out on http://www.chinamoney.com.cn and http://www.chinabond.com.cn.
On December 16, 2009, the Company finished the issue of the first phase of medium-term notes for 2009 as shown below:

Medium-term notes of Guangshen
Railway Company Limited, Phase I
Name of medium-term notes	of 2009	Abbreviation	09 MTN1

Code of medium-term notes	0982166	Term of medium-term notes	5 years
Interest calculation	Fixed interest	Issue and bidding date	December 16, 2009
Value date	December 17, 2009	Cashing date	December 17, 2014
Actual total value of issue	RMB3.5 billion	Proposed total value of issue	RMB3.5 billion
Issue price	RMB100/Face value RMB100	Face interest rate	4.79%/year
Principal underwriters	Agricultural Bank of China Limited; CITIC Securities Co., Ltd.

Chapter 10: Financial Statements
INDEPENDENT AUDITORS’ REPORT AND AUDITED FINANCIAL STATEMENTS
To the shareholders of Guangshen Railway Company Limited
(incorporated in the People’s Republic of China with limited liability)
We have audited the consolidated financial statements of Guangshen Railway Company Limited (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 57 to 129, which comprise the consolidated and company balance sheets as of 31 December 2009, and the consolidated comprehensive income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.
DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
OPINION
In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as of 31 December 2009, and of the Group’s financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
OTHER MATTERS
This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 22 April 2010

CONSOLIDATED BALANCE SHEET
As of 31 December 2009
(All amounts in Renminbi thousands)

	As of 31 December
	Note		2009	2008
				(Note 42)

ASSETS
Non-current assets
Fixed assets	6		24,048,573	23,903,846
Construction-in-progress	7		662,183	504,775
Prepayments for fixed assets and construction-in-progress			60,134	151,972
Leasehold land payments	8		576,379	592,368
Goodwill	9		281,255	281,255
Investments in associates	11		119,547	120,705
Deferred tax assets	12		320,430	331,738
Deferred employee costs	13		79,736	99,614
Available-for-sale investments	16		53,826	48,326
Long-term receivable	17		44,229	48,136

			26,246,292	26,082,735

Current assets
Materials and supplies	18		231,110	201,923
Trade receivables	19		483,218	272,051
Prepayments and other receivables	20		72,343	96,865
Short-term deposits			514,000	7,300
Cash and cash equivalents	36	(c)	1,115,651	1,560,952

			2,416,322	2,139,091

Total assets			28,662,614	28,221,826

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital	21		7,083,537	7,083,537
Share premium			10,294,570	10,294,490
Other reserves	22		1,932,131	1,797,229
Retained earnings			3,270,887	2,607,951
— Proposed final dividend			566,683	566,683

			22,581,125	21,783,207
Minority interests in equity			55,717	55,948

Total equity			22,636,842	21,839,155

LIABILITIES
Non-current liabilities
Borrowings	23		—	3,390,000
Bonds payable	24		3,465,801	—
Employee benefits obligations	25		174,767	237,422

			3,640,568	3,627,422

	As of 31 December
	Note	2009	2008
			(Note 42)

Current liabilities
Trade payables	26	791,355	640,856
Payables for fixed assets and construction-in-progress		674,652	764,609
Dividends payable		45	47
Income tax payable		116,036	48,977
Accruals and other payables	27	803,116	790,760
Borrowings	23	—	510,000

		2,385,204	2,755,249

Total liabilities		6,025,772	6,382,671

Total equity and liabilities		28,662,614	28,221,826

Net current assets/(liabilities)		31,118	(616,158)

Total assets less current liabilities		26,277,410	25,466,577

The accompanying notes form an integral part of these financial statements. The financial statements on pages 65 to 129 were approved by the Board of Directors on 22 April 2010 and were signed on its behalf.

Mr. He Yuhua	Mr. Shen Yi
Chairman	Director, General Manager

BALANCE SHEET
As of 31 December 2009
(All amounts in Renminbi thousands)

	As of 31 December
	Note	2009	2008
			(Note 42)

ASSETS
Non-current assets
Fixed assets	6	23,966,861	23,819,653
Construction-in-progress	7	660,023	504,775
Prepayments for fixed assets and construction-in-progress		60,134	151,972
Leasehold land payments	8	542,551	557,552
Goodwill	9	281,255	281,255
Investments in subsidiaries	10	80,274	80,274
Investments in associates	11	111,921	112,682
Deferred tax assets	12	319,073	330,110
Deferred employee costs	13	79,534	99,310
Available-for-sale investments	16	52,108	46,608
Long-term receivable	17	44,229	48,136

		26,197,963	26,032,327

Current assets
Materials and supplies	18	228,372	198,817
Trade receivables	19	481,288	269,264
Prepayments and other receivables	20	95,738	107,104
Short-term deposits		500,000	—
Cash and cash equivalents		1,102,619	1,540,158

		2,408,017	2,115,343

Total assets		28,605,980	28,147,670

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share Capital	21	7,083,537	7,083,537
Share premium		10,294,490	10,294,490
Other reserves	22	1,932,131	1,797,229
Retained earnings		3,247,298	2,592,274
— Proposed final dividend		566,683	566,683

Total equity		22,557,456	21,767,530

LIABILITIES
Non-current liabilities
Borrowings	23	—	3,390,000
Bonds payable	24	3,465,801	—
Employee benefits obligations	25	169,524	231,677

		3,635,325	3,621,677

	As of 31 December
	Note	2009	2008
			(Note 42)

Current liabilities
Trade payables	26	787,013	635,685
Payables for fixed assets and construction-in-progress		674,595	764,609
Dividends payable		45	47
Income tax payable		112,625	46,324
Accruals and other payables	27	838,921	801,798
Borrowings	23	—	510,000

		2,413,199	2,758,463

Total liabilities		6,048,524	6,380,140

Total equity and liabilities		28,605,980	28,147,670

Net current liabilities		(5,182)	(643,120)

Total assets less current liabilities		26,192,781	25,389,207

The accompanying notes form an integral part of these financial statements.
The financial statements on pages 65 to 129 were approved by the Board of Directors on 22 April 2010 and were signed on its behalf.

Mr. He Yuhua	Mr. Shen Yi
Chairman	Director, General Manager

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
For the year ended 31 December 2009
(All amounts in Renminbi thousands, except for earnings per share data)

	Year ended 31 December
	Note		2009	2008

Revenue from Railroad Businesses
Passengers			7,195,717	6,759,229
Freight			1,210,118	1,324,701
Railway network usage and services			3,105,654	2,738,425

			11,511,489	10,822,355
Revenue from Other Businesses			874,268	866,300

Total revenue			12,385,757	11,688,655

Operating expenses:

Railroad Businesses
Business tax			(266,951)	(253,001)
Labour and benefits	29		(2,277,057)	(2,125,376)
Equipment leases and services			(2,974,805)	(2,653,188)
Land use right leases	38	(b)	(51,200)	(50,000)
Materials and supplies			(1,395,333)	(1,345,651)
Repairs and facilities maintenance costs, excluding materials and supplies			(588,331)	(670,209)
Depreciation of fixed assets			(1,237,361)	(1,145,624)
Amortization of leasehold land payments			(15,001)	(15,001)
Social services expenses			(373,321)	(400,546)
Utility and office expenses			(111,816)	(121,436)
Others			(329,556)	(382,246)

			(9,620,732)	(9,162,278)

Other Businesses
Business tax			(24,671)	(20,846)
Labour and benefits	29		(347,842)	(312,333)
Materials and supplies			(318,123)	(387,651)
Depreciation of fixed assets			(24,783)	(26,418)
Amortization of leasehold land payments			(988)	(602)
Utility and office expenses			(80,960)	(81,227)

			(797,367)	(829,077)

Total operating expenses			(10,418,099)	(9,991,355)

Other (expense)/income, net	30		(19,765)	17,703

Profit from operations			1,947,893	1,715,003

Finance costs	31		(236,287)	(213,469)
Share of results of associates	11		773	128

Profit before income tax			1,712,379	1,501,662

Income tax expense	32		(348,921)	(277,294)

Profit for the year			1,363,458	1,224,368

	Year ended 31 December
	Note	2009	2008

Profit for the year		1,363,458	1,224,368

Other Comprehensive income		—	—

Total comprehensive income for the year, net of tax		1,363,458	1,224,368

Profit attributable to:
Equity holders of the Company		1,364,521	1,224,129
Minority interests		(1,063)	239

		1,363,458	1,224,368

Total comprehensive income attributable to:
Equity holders of the Company		1,364,521	1,224,129
Minority interests		(1,063)	239

		1,363,458	1,224,368

Earnings per share for profit attributable to the equity holders of the Company during the year
— Basic	34	RMB0.19	RMB0.17

— Diluted	34	RMB0.19	RMB0.17

The accompanying notes form an integral part of these financial statements.

		2009	2008

Dividends	35	566,683	566,683

STATEMENTS OF CHANGES IN EQUITY
For the year ended 31 December 2009
(All amounts in Renminbi thousands)

	Attributable to equity holders of the Company
			Statutory	Discretionary
		Share	surplus	surplus	Retained	Minority	Total
	Share capital	premium	reserve	Reserve	earnings	interests	equity
	(Note 21)		(Note 22)	(Note 22)

Group
Balance at 1 January 2008	7,083,537	10,294,490	1,405,695	346,034	1,996,005	55,709	21,181,470
Total comprehensive income	—	—	—	—	1,224,129	239	1,224,368
Appropriations from retained earnings (Note 22)	—	—	121,444	—	(121,444)	—	—
Reversal of appropriations	—	—	(33,969)	(41,975)	75,944	—	—
Dividends relating to 2007	—	—	—	—	(566,683)		(566,683)

Balance at 31 December 2008	7,083,537	10,294,490	1,493,170	304,059	2,607,951	55,948	21,839,155

Balance at 1 January 2009	7,083,537	10,294,490	1,493,170	304,059	2,607,951	55,948	21,839,155
Total comprehensive income	—	—	—	—	1,364,521	(1,063)	1,363,458
Appropriations from retained earnings (Note 22)	—	—	134,902	—	(134,902)	—	—
Dividends relating to 2008	—	—	—	—	(566,683)	(88)	(566,771)
Addition from minority interests	—	80	—	—	—	920	1,000

Balance at 31 December 2009	7,083,537	10,294,570	1,628,072	304,059	3,270,887	55,717	22,636,842

Company
Balance at 1 January 2008	7,083,537	10,294,490	1,373,005	310,842	2,005,814	—	21,067,688
Total comprehensive income	—	—	—	—	1,226,722	—	1,226,722
Appropriations and others (Note 22)	—	—	120,165	(6,783)	(73,579)	—	39,803
Dividends relating to 2007	—	—	—	—	(566,683)	—	(566,683)

Balance at 31 December 2008	7,083,537	10,294,490	1,493,170	304,059	2,592,274	—	21,767,530

Balance at 1 January 2009	7,083,537	10,294,490	1,493,170	304,059	2,592,274	—	21,767,530
Total comprehensive income	—	—	—	—	1,356,609	—	1,356,609
Appropriations from retained earnings (Note 22)	—	—	134,902	—	(134,902)	—	—
Dividends relating to 2008	—	—	—	—	(566,683)	—	(566,683)

Balance at 31 December 2009	7,083,537	10,294,490	1,628,072	304,059	3,247,298	—	22,557,456

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December 2009
(All amounts in Renminbi thousands)

	Year ended 31 December
	Note	2009	2008

Cash flows from operating activities
Cash generated from operations	36(a)	3,108,375	2,173,685
Interest paid		(220,288)	(221,488)
Income tax paid		(270,554)	(311,128)

Net cash generated from operating activities		2,617,533	1,641,069

Cash flows from investing activities
Payments for acquisition of fixed assets and construction-in-progress; and prepayments for fixed assets, net of related payables		(1,639,674)	(2,947,804)
Proceeds from sales of fixed assets	36(b)	28,349	11,358
Interest received		24,440	24,321
Addition on available-for-sale investments		(7,500)	—
Increase in short-term deposits with maturities more than three months		(506,700)	(7,300)
Dividends received		4,931	4,475
Disposal of subsidiaries, net of cash received		—	(835)

Net cash used in investing activities		(2,096,154)	(2,915,785)

Cash flows from financing activities
Proceeds from bonds issuance		3,499,093	—
Proceeds from borrowings		—	1,050,000
Addition from minority interests		1,000	—
Repayments of borrowings		(3,900,000)	—
Dividends paid to minority interests’ shareholders		(88)	—
Dividends paid to the Company’s shareholders		(566,685)	(566,683)

Net cash (used in)/generated from financing activities		(966,680)	483,317

Net decrease in cash and cash equivalents		(445,301)	(791,399)

Cash and cash equivalents at beginning of year		1,560,952	2,352,351

Cash and cash equivalents at end of year	36(c)	1,115,651	1,560,952

The accompanying notes form an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2009
(All amounts expressed in Renminbi unless otherwise stated)
1.	GENERAL INFORMATION

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”) and certain of its subsidiaries; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the “Restructuring Agreement”), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) in exchange for the assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway Business”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

The principal activities of the Group are the provision of passenger and cargo transportation on railroad. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China. The business license for the Company will expire until 2056.

As of 31 December 2009, the Company had in total approximately 33,170 employees, representing a decrease of 609 as compared with that of 31 December 2008.

The financial statements were authorized for issue by the board of directors of the Company on 22 April 2010.

The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.
2.	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (‘IFRS’) and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.
(a)	New accounting pronouncements and amendments effective in 2009
•	IFRS 7 ‘Financial Instruments — Disclosures’ (amendment) — effective 1 January 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share. The Group has made relevant additional disclosures in these financial statements.

•	IFRS 8, ‘Operating segments’. IFRS 8 replaces IAS 14, ‘Segment reporting’, and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in change of the reportable segments presented. In addition, the segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker.

Goodwill is allocated by management to groups of cash-generating units at a segment level. Goodwill relating to a previous business combination remains in the Company’s Business segment. The change in reportable segments has not resulted in any additional goodwill impairment.

Comparatives for 2008 in note 5 have been restated. However, such restatement in note disclosure does not have any impact on the balance sheets.

•	IAS 1 (revised). ‘Presentation of financial statements’ — effective 1 January 2009. The revised standard prohibits the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity in a statement of comprehensive income. The Group has elected to present one performance statement: i.e. the statement of comprehensive income. These financial statements have been prepared under the revised disclosure requirements

•	IAS 23 (amendment), ‘Borrowing costs’. The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs was removed. The Group adopted the relevant accounting policy consistent with the new requirements under revised IAS 23 in the past and therefore there was no substantial impact arising from this amendment.
(b)	Accounting interpretations effective in 2009 but not relevant to the Group’s operations
•	IFRS 2 (amendment), ‘Share-based payment’ (effective 1 January 2009) deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation there of subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

(c)	Accounting standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group
•	IFRS 3 (Revised), ‘Business Combination’ (effective from 1 July 2009). Management will apply IFRS 3 (Revised) for all business combinations to be undertaken.

•	IAS 27 (Revised), ‘Consolidated and Separate Financial Statements’ (effective from 1 July 2009). Management does not expect the adoption of this new requirement will have a material impact on the Group’s financial statements.

•	IAS 38 (amendment), ‘Intangible Assets’ (effective from 1 July 2009). The amendment is part of the IASB’s annual improvements project published in April/May 2009 and the Group and Company will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. Management will apply IAS 38 (amendment) to future deals.

•	IFRS 9 ‘Financial Instruments’ (effective from 1 January 2013). Financial assets are required to be classified into two measurement categories: those to be measured subsequently at fair value, and those to be measured subsequently at amortised cost. The decision is to be made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. The expected impact of this new standard is still being assessed in details by management, but management does not anticipate that the application will result in a material impact on the Group’s financial statements.

•	IFRIC 17 ‘Distribution of non-cash assets to owners’ (effective on or after 1 July 2009). The interpretation is part of the IASB’s annual improvements project published in April/May 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. The Group and Company will apply IFRIC 17 from 1 January 2010. It is not expected to have a material impact on the Group’s or Company’s financial statements.

•	IFRS 5 (amendment), ‘Measurement of non-current assets (or disposal groups) classified as held for sale’. The amendment is part of the IASB’s annual improvements project published in April/May 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Group and Company will apply IFRS 5 (amendment) from 1 January 2010. It is not expected to have a material impact on the Group’s or Company’s financial statements.

•	IAS 1 (amendment), ‘Presentation of financial statements’. The amendment is part of the IASB’s annual improvements project published in April/May 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. The Group and Company will apply IAS 1 (amendment) from 1 January 2010. It is not expected to have a material impact on the Group’s or Company’s financial statements.

•	IFRS 2 (amendments), ‘group cash-settled share-based payment transactions’ (effective from 1 January 2010). In addition to incorporating IFRIC-Int 8, ‘Scope of IFRS 2’, and IFRIC-Int 11, ‘IFRS 2 — group and treasury share transactions’, the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by the interpretation. The new guidance is not expected to have a material impact on the Group’s financial statements.
2.2	Consolidation
(a)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Details of the Company’s subsidiaries are set out in Note 10.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the comprehensive income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company’s balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses (Note 2.9). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(b)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss (Note 2.9). Details of the Group’s associates are set out in Note 11.

The Group’s share of its associates’ post-acquisition profits or losses is recognised in the comprehensive income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognised in the comprehensive income statement.

In the Company’s balance sheet the investments in associates are stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividend received and receivable.
2.3	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the senior executives that make strategic decisions.

2.4	Foreign currency transactions
(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Renminbi (“Rmb”), which is the Company’s functional and the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the comprehensive income statement.

2.5	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Cost represents the purchase price of the assets and other costs incurred to bring the assets into intended use.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the comprehensive income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings (Note a)	20 to 40 years
Leasehold improvements	Shorter of useful life or lease terms
Tracks, bridges and service roads (Note a)	16 to 100 years
Locomotives and rolling stock	20 years
Communications and signalling systems	8 to 20 years
Other machinery and equipment	4 to 25 years
Note a:

The estimated useful lives of buildings, tracks, bridges and service roads exceed the initial lease periods of the respective land use right lease grants (the “Lease Term”); and the initial period of land use right operating leases (the “Operating Lease Term”), on which these assets are located (Notes 2.7 and 38(b)).

Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grants, the Group has the right to renew the respective leases up to a period not less than 50 years with additional cost paid. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to the public interest. Accordingly, the directors of the Company consider that the approval process to be perfunctory. In addition, based on the provision of the land use right operating lease agreement entered into with the substantial shareholder (details contained in Note 38(b)), the Company can renew the lease at its own discretion upon expiry of the Operating Lease Term. Based on the above considerations, the directors have determined the estimated useful lives of these assets to extend beyond the initial Lease Term as well as the Operating Lease Term.

The assets’ residual values and estimated useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.9).

Gains and losses on disposals are determined by comparing the sales proceeds with the carrying amount and are recognised within “other (expense)/income — net”, included in the comprehensive income statement.

2.6	Construction-in-progress

Construction-in-progress represents buildings, tracks, bridges and service roads, mainly includes the construction related costs for the associated facilities of the existing railway line of the Group. Construction-in-progress is stated at cost, which includes all expenditures and other direct costs, site restoration costs, prepayments attributable to the construction and interest charges arising from borrowings used to finance the construction during the construction period, less impairment loss. Construction-in-progress is not depreciated until such assets are completed and ready for their intended use.

2.7	Leasehold land payments

All land in the PRC is state-owned and no individual land ownership right exists. The Group acquired the right to use certain parcels of land for certain of its rail lines, stations and other businesses. The premium paid for such leasehold land payments represents pre-paid lease payments, which are amortised over the lease terms of 36.5 to 50 years using the straight-line method. Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Group has the right to extend and renew the lease for a period not less than 50 years. This right can be exercised within one year before the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to public interest. The Group considers the approval process to be perfunctory and the renewal is reasonably assured.

2.8	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/business at the date of acquisition. Goodwill arising from acquisitions of subsidiaries is disclosed separately on the Balance Sheet. Goodwill is tested for impairment annually or, whenever there is an indication of impairment, and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

2.9	Impairment of investment in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Impairment testing of the investments in subsidiaries or associates is required upon receiving dividends from these investments if the dividend exceeds the total comprehensive income of the subsidiary or associate in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

2.10	Financial assets
2.10.1	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. Other than loans and receivables and available-for-sale financial assets, the Group did not hold any financial assets carried at fair value through profit or loss during 2009 and 2008.
(a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. The Group’s loans and receivables comprise “trade and other receivables” and “cash and cash equivalents” in the balance sheet (Notes 2.15 and 2.16).

(b)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.
2.10.2	Recognition and measurement

Regular way purchases and sales of financial assets are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs, except for all financial assets carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in other comprehensive income. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as ‘gains and losses from investment securities’.

Dividends on available-for-sale equity instruments are recognised in the comprehensive income statement as part of other income when the Group’s right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group established fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. In case of unlisted equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably determined via valuation techniques, they are measured at cost, subject to impairment review.

2.11	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.12	Impairment of financial assets
(a)	Assets carried at amortised cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:
•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	The Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:
(i)	adverse changes in the payment status of borrowers in the portfolio;

(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.
The Group first assesses whether objective evidence of impairment exists.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount of the asset is reduced and the amount of the loss is recognised in the comprehensive income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the comprehensive income statement.

(b)	Assets classified as available for sale

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt securities, the Group uses the criteria refer to (a) above. In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the separate comprehensive income statement. Impairment losses recognised in the separate comprehensive income statement on equity instruments are not reversed through the separate comprehensive income statement. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the separate comprehensive income statement.
2.13	Deferred employee costs

The Group implemented a scheme (the “Scheme”) for selling staff quarters to its employees in 2000. Under the Scheme, the Group sold certain staff quarters to their employees at preferential prices in the form of housing benefits provided to these employees. The total housing benefits (the “Benefits”), which represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, are expected to benefit the Group at least over 15 years, which was determined according to the contractual service period of the employees participating in the Scheme. Upon the implementation of the Scheme in 2000, the Benefits were recorded as deferred employee costs and the balance is then amortised over the contractual service period of the employees participating in the Scheme.

At each balance sheet date, the Group reassesses whether there is any indication of impairment, taking into account the remaining service period of the employees and other qualitative factors. If such indication exists, a detailed analysis will be performed in order to assess whether the carrying amount of the deferred employee costs can be recoverable in full. A write-down is made if the carrying amount exceeds the recoverable amount.

2.14	Materials and supplies

Materials and supplies are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Materials and supplies are charged as fuel costs and repair and maintenance expenses when consumed, or capitalised to fixed assets when the items are installed with the related fixed assets, whichever is appropriate. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.15	Trade and other receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

2.16	Cash and cash equivalents

Cash and cash equivalents include cash in hand; deposits held at call with banks; and other short-term highly liquid investments with original maturities of three months or less.

2.17	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.18	Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.19	Borrowings

Borrowings (including bonds payable) are recognised initially at fair value, net of transaction costs incurred. They are subsequently stated at amortised cost; and any difference between proceeds (net of transaction costs) and the redemption value is recognised in the comprehensive income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.20	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the consolidated income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.21	Employee benefits
(a)	Defined contribution plan

The Group pays contributions to defined contribution schemes operated by the local government for employee benefits in respect of pension and housing, etc. The Group has no further payment obligations once the contributions have been paid. The contributions to the defined contribution schemes are recognised as staff costs when they are due.

(b)	Termination benefits

Termination benefits are payable when selected employees who meet certain criteria accept voluntary redundancy in exchange for these benefits, with specific approval granted by management of the Group. The Group recognises retirement benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide retirement benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.
2.22	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.23	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transactions and the specifics of each arrangement.
(a)	Revenue from railway business

Revenue from railway business includes revenue from passenger and freight services and revenue from railway network usage and services. Revenue from railway business is recognised when the services are rendered and revenue can be reliably measured.

(b)	Revenue from other businesses

Revenue from other business is recognised once the related services or goods are delivered, the related risks and rewards of ownership have been transferred and revenue can be reliably measured.

(c)	Interest income

Interest income is recognised using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired receivables is recognised using the original effective interest rate.

(d)	Dividend income

Dividend income is recognised when the right to receive payment is established.

(e)	Rental income

Revenue from operating lease arrangements is recognized on a straight-line basis over the period of the respective leases.
2.24	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to the purchase of fixed assets are deducted against the carrying amount of the fixed assets.

2.25	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the comprehensive income statement on a straight-line basis over the period of the lease. Please refer to Note 2.23(e) for accounting policy on operating lease income.

2.26	Dividend distribution

Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.
3.	FINANCIAL RISK MANAGEMENT
3.1	Financial risk factor

The Group’s activities expose it to a variety of financial risks: price risk, foreign currency risk, cash flow and fair value interest rate risk, credit risk, and liquidity risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.
(a)	Price risk

The Group is exposed to price risk because of investments held by the Group and classified as available-for-sale on the consolidated balance sheet.

To manage its price risk arising from investments in equity interests, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

(b)	Foreign currency risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. RMB is also the functional currency of the Company and its subsidiaries. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. Any foreign currency denominated monetary assets and liabilities other than in RMB would subject the Group to foreign exchange exposure.

The Group’s objective of managing the foreign currency risk is to minimise potential adverse effects arising from foreign transaction movements. Depending on volatility of specific foreign currency exposed, measures are taken by management to manage the foreign currency positions.

The following table shows the Group’s exposures to foreign currency rate fluctuation arising from foreign currency denominated monetary assets and liabilities:

	Currency	As of 31 December
Monetary assets and liabilities	denomination	2009	2008
		(RMB’000)	(RMB’000)

Cash and cash equivalents	USD	455	3,176
Cash and cash equivalents	HKD	66,801	30,452
Other receivables	HKD	994	529
Trade payables	USD	(939)	(940)

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with the deposits and other monetary assets and liabilities shown above. The Group has not used any means to hedge the exposure.

As at 31 December 2009, if RMB had weakened/strengthened by 5% against the HKD with all other variables held constant, post-tax profit for the year would have been RMB3,390,000 (2008: RMB1,270,000) higher/lower, mainly as a result of foreign exchange gains/losses on translation of HKD-denominated cash in banks. The impact of exchange fluctuations of USD is not significant.

(c)	Cash flow and fair value interest rate risk

Other than deposits held in banks, the Group does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 1.27% (2008: 1.10%). Any change in the interest rate promulgated by the People’s Bank of China from time to time is not considered to have significant impact to the Group.

The Group’s interest rate risk which affects its income and operating cash flows mainly arises from bank borrowings and bonds payable. All the Group’s bank borrowings were at floating rates (Note 23). Bank borrowings at floating rates expose the Group to cash flow interest rate risk. As of 31 December 2009, there were no bank borrowings. The bonds payable were at fixed rates, and expose the Group to fair value interest rate risk.

(d)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, trade and other receivables (excluding prepayments), short-term deposit and long-term receivable.

Cash and short term liquid investments are placed with reputable banks. There was no recent history of default of cash and cash equivalents and short-term deposits from such financial institutions/authority. The majority of the Group’s trade receivable balances and long term receivable balance are due from third party customers as a result of rendering of services or sales of merchandises. The Group’s other receivable balances mainly arise from services rendered other than the main railway transportation operations. The Group performs ongoing credit evaluations of its customers/debtors’ financial condition and generally does not require collateral from the customers/debtors’ account on the outstanding balances. Based on the expected realisability and timing for collection of the outstanding balances, the Group maintains a provision for doubtful accounts and actual losses incurred have been within management’s expectation. In view of the history of business dealings made with the customers and the sound collection history of the receivables due from them, management believes that there is no material credit risk inherent in the Group’s outstanding receivable balances.

There were no other financial assets carrying a significant exposure to credit risk.

With the consideration stated of the above and due to the fact that the majority of the Group’s revenue is derived from the railroad businesses which are cash transactions, the directors believe that there is no significant credit risk inherent in the Group’s business during the reporting period.

(e)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Management monitors rolling forecasts of the Group’s liquidity reserves (comprising undrawn borrowing facilities and cash and cash equivalents) on the basis of expected cash flows.

The directors are of the view that the following measures would be adequate to contain the Group’s and the Company’s liquidity risk at an acceptable level.
(i)	Maintain and generate stable operating cash inflow from its profitable operations;

(ii)	Undertake close monitoring process to control the magnitude and timing of the expected cash outlays associated with the construction of railway lines and the improvement of the existing operation equipments; and

(iii)	Obtain new bank facilities and identify sources of medium term financing in order to finance the expected cash outlays associated with the expected capital expenditures.
The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than	Between	Between
Group	1 year	1 and 2 years	2 and 5 years
	RMB’000	RMB’000	RMB’000

At 31 December 2009
Bonds payable (including interests) (Note 24)	167,650	167,650	3,996,642
Trade and other payables excluding statutory liabilities (Notes 26 and 27)	1,225,037	—	—
Payables for fixed assets and construction-in-progress	674,652	—	—

At 31 December 2008
Borrowings (including interests) (Note 23)	737,185	188,704	3,559,551
Trade and other payables excluding statutory liabilities (Notes 26 and 27)	1,189,912	—	—
Payables for fixed assets and construction-in-progress	764,609	—	—

	Less than	Between	Between
Company	1 year	1 and 2 years	2 and 5 years
	RMB’000	RMB’000	RMB’000

At 31 December 2009
Bonds payable (including interests) (Note 24)	167,650	167,650	3,996,642
Trade and other payables excluding statutory liabilities (Notes 26 and 27)	1,264,982	—	—
Payables for fixed assets and construction-in-progress	674,595	—	—

At 31 December 2008
Borrowings (including interests) (Note 23)	737,185	188,704	3,559,551
Trade and other payables excluding statutory liabilities (Notes 26 and 27)	1,206,019	—	—
Payables for fixed assets and construction-in-progress	764,609	—	—

3.2	Capital risk management

The Group’s objectives of managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders; as well as to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital by regularly reviewing the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current bank borrowings and bonds payable as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’, as shown in the consolidated balance sheet plus net debt.

The gearing ratios as at 31 December 2009 and 2008 were as follows:

	2009	2008
	RMB’000	RMB’000

Total bank borrowings and bonds payable (Notes 23 and 24)	3,465,801	3,900,000
Less: Cash and cash equivalents (Note 36(c))	(1,115,651)	(1,560,952)

Net Debt	2,350,150	2,339,048
Total Equity	22,636,842	21,839,155

Total capital	24,986,992	24,178,203

Gearing ratio	9%	10%

The gearing ratio as at end of 2009 had been maintained consistent as compared with 2008. The directors are of the view that current capital structure is within their expectation.

3.3	Fair value estimation

Effective 1 January 2009, the group adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
As at 31 December 2008 and 2009, the Group did not have any assets or liabilities that were measured at fair value.

The fair values of long-term receivable and long-term bank borrowings and bonds payable for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.
4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
4.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.
(a)	The estimates of the depreciable lives of fixed assets

The estimate of depreciable lives of fixed assets, especially tracks, bridges and service roads, was made by the directors with reference to the historical usage of the assets; their expected physical wear and tear; results of recent durability assessment performed; technical or commercial obsolescence arising from changes or improvements in production of similar fixed assets, the right of the Group to renew the land use right grants and the land use right lease on which these assets are located (Notes 2.5 and 38(b)), and the changes in market demand for, or legal or comparable limits imposed on, the use of such fixed assets.

The current estimated useful lives are stated in Note 2.5. If the estimated depreciable lives of tracks, bridges and service roads had been increased/decreased by 10%, the depreciation of fixed assets would have been decreased/increased by approximately RMB17,832,000 and RMB21,795,000, respectively.

(b)	Estimated impairment of goodwill

The Group tests whether goodwill has suffered any impairment annually or, whenever there is an indication of impairment, in accordance with the accounting policy stated in Note 2.8. The recoverable amounts of cash-generating units have been determined based on the higher of an asset’s fair value less costs to sell and value in use. These calculations require the use of estimates (Note 9).

(c)	Estimated impairment of non-financial assets (other than goodwill)

In determining whether an asset is impaired or the event previously causing the impairment no longer exists, management has to exercise judgement, particularly in assessing: (1) whether an event has occurred that may affect the asset value or such event affecting the asset value has not been in existence; (2) whether the carrying value of an asset can be supported by the net present value of future cash flows which are estimated based upon the continued use of the asset or derecognition; and (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management to determine the level of impairment, including the discount rate or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test.

(d)	Income taxes

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

5.	SEGMENT INFORMATION

The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

Senior executives consider the business from a perspective on revenues and operating results generated from railroad and related business conducted by the Company (“the Company’s Business”). Other segments mainly include provision of on-board catering services, warehousing services, hotel management services and sales of merchandises provided by the subsidiaries of the Group.

Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

The segment results for 2009 and 2008 are as follows:

	The Company’s Business		All other segments		Total
	2009	2008	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total revenue (all from external customers)	12,212,031	11,530,435	173,726	158,220	12,385,757	11,688,655

Segment result	1,690,726	1,493,926	21,653	7,736	1,712,379	1,501,662

Finance costs	(236,437)	(213,376)	150	(93)	(236,287)	(213,469)
Share of results of associates	773	128	—	—	773	128
Depreciation	1,257,432	1,167,462	4,712	4,580	1,262,144	1,172,042
Amortization of leasehold land payments	15,001	15,001	988	602	15,989	15,603
Amortization of deferred employee costs	20,048	31,867	108	138	20,156	32,005
Recognition of employee benefits obligations	—	76,382	1,200	9,606	1,200	85,988
Impairment of construction-in-progress	448	—	—	—	448	—
Provision for doubtful accounts	299	2,280	115	486	414	2,766

A reconciliation of the segment results to profit of 2009 and 2008 is as follows:

	The Company’s Business		All other segments		Total
	2009	2008	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment result	1,690,726	1,493,926	21,653	7,736	1,712,379	1,501,662
Income tax expense	(343,207)	(274,263)	(5,714)	(3,031)	(348,921)	(277,294)

Profit for the year	1,347,519	1,219,663	15,939	4,705	1,363,458	1,224,368

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Company’s Business		All other segments		Elimination		Total
	2009	2008	2009	2008	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	28,605,980	28,147,670	239,228	223,247	(182,594)	(149,091)	28,662,614	28,221,826

Total segment assets include:
Investment in associates	119,547	120,705	—	—	—	—	119,547	120,705
Additions to non-current assets (other than financial instruments and deferred tax assets)	1,536,507	3,479,126	6,705	1,432	—	—	1,543,212	3,480,558

Total segment liabilities	6,048,524	6,380,140	73,800	66,743	(96,552)	(64,212)	6,025,772	6,382,671

There are approximately RMB10,400,548,000 (2008: RMB9,776,261,000) of the revenues of the Group which were settled through the Ministry of Railway of the PRC (“MOR”). Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

6.	FIXED ASSETS

	Group
			Tracks,		Communications
		Leasehold	bridges and	Locomotives	and signalling	Other machinery
	Buildings	improvements	service roads	and rolling stock	systems	and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January 2008
Cost	3,363,597	38,500	11,929,430	3,859,566	1,194,756	3,515,465	23,901,314
Accumulated depreciation	(495,898)	(38,500)	(1,109,165)	(727,703)	(396,834)	(1,131,215)	(3,899,315)
Impairment	(6,359)	—	—	—	—	(354)	(6,713)

Net book amount	2,861,340	—	10,820,265	3,131,863	797,922	2,383,896	19,995,286

Year ended 31 December 2008
Opening net book amount	2,861,340	—	10,820,265	3,131,863	797,922	2,383,896	19,995,286
Additions	2,425	—	—	2,626,286	38,421	103,836	2,770,968
Transfer from construction-in-progress (Note 7)	326,841	—	1,634,785	13,363	219,002	173,079	2,367,070
Government grants received	(8,675)	—	(5,550)	—	—	—	(14,225)
Reclassifications	(3,774)	—	1,002	(13)	(75,334)	78,119	—
Disposals	(3,867)	—	(36,258)	—	(1)	(2,774)	(42,900)
Depreciation charges	(116,008)	—	(174,916)	(369,163)	(166,678)	(345,588)	(1,172,353)

Closing net book amount	3,058,282	—	12,239,328	5,402,336	813,332	2,390,568	23,903,846

At 31 December 2008
Cost	3,686,870	—	13,519,696	6,499,176	1,364,722	3,900,756	28,971,220
Accumulated depreciation	(622,229)	—	(1,280,368)	(1,096,840)	(551,390)	(1,509,991)	(5,060,818)
Impairment	(6,359)	—	—	—	—	(197)	(6,556)

Net book amount	3,058,282	—	12,239,328	5,402,336	813,332	2,390,568	23,903,846

Year ended 31 December 2009
Opening net book amount	3,058,282	—	12,239,328	5,402,336	813,332	2,390,568	23,903,846
Additions	27,802	—	102	366,342	24,262	143,204	561,712
Transfer from construction-in-progress (Note 7)	129,520	—	261,192	41,287	60,045	423,438	915,482
Reclassifications	(16,491)	—	—	—	(14)	16,505	—
Disposals	(4,989)	—	(62,330)	—	—	(2,665)	(69,984)
Depreciation charges	(133,249)	—	(196,154)	(405,905)	(174,958)	(352,217)	(1,262,483)

Closing net book amount	3,060,875	—	12,242,138	5,404,060	722,667	2,618,833	24,048,573

At 31 December 2009
Cost	3,808,046	—	13,704,120	6,945,305	1,449,108	4,427,459	30,334,038
Accumulated depreciation	(740,812)	—	(1,461,982)	(1,541,245)	(726,441)	(1,808,578)	(6,279,058)
Impairment	(6,359)	—	—	—	—	(48)	(6,407)

Net book amount	3,060,875	—	12,242,138	5,404,060	722,667	2,618,833	24,048,573

	Company
			Tracks,		Communications
		Leasehold	bridges and	Locomotives and	and signalling	Other machinery
	Buildings	improvements	service roads	rolling stock	systems	and equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January 2008
Cost	3,217,399	38,500	11,898,841	3,859,566	1,194,597	3,496,251	23,705,154
Accumulated depreciation	(420,511)	(38,500)	(1,089,339)	(727,703)	(396,698)	(1,118,059)	(3,790,810)
Impairment	(6,359)	—	—	—	—	(354)	(6,713)

Net book amount	2,790,529	—	10,809,502	3,131,863	797,899	2,377,838	19,907,631

Year ended 31 December 2008
Opening net book amount	2,790,529	—	10,809,502	3,131,863	797,899	2,377,838	19,907,631
Additions	1,885	—	—	2,626,286	38,421	103,048	2,769,640
Transfer from Construction-in-progress (Note 7)	326,841	—	1,634,785	13,363	219,002	172,952	2,366,943
Government grants received	(8,675)	—	(5,550)	—	—	—	(14,225)
Reclassifications	(3,771)	—	1,002	(13)	(75,333)	78,115	—
Disposals	(3,560)	—	(36,258)	—	(1)	(2,744)	(42,563)
Depreciation charges	(113,128)	—	(174,845)	(369,163)	(166,670)	(343,967)	(1,167,773)

Closing net book amount	2,990,121	—	12,228,636	5,402,336	813,318	2,385,242	23,819,653

At 31 December 2008
Cost	3,574,592	—	13,489,107	6,499,176	1,364,563	3,884,900	28,812,338
Accumulated depreciation	(578,112)	—	(1,260,471)	(1,096,840)	(551,245)	(1,499,461)	(4,986,129)
Impairment	(6,359)	—	—	—	—	(197)	(6,556)

Net book amount	2,990,121	—	12,228,636	5,402,336	813,318	2,385,242	23,819,653

Year ended 31 December 2009
Opening net book amount	2,990,121	—	12,228,636	5,402,336	813,318	2,385,242	23,819,653
Additions	25,019	—	102	366,342	24,262	142,125	557,850
Transfer from Construction-in-progress (Note 7)	129,473	—	261,191	41,287	60,045	422,803	914,799
Reclassifications	(16,491)	—	—	—	1	16,490	—
Disposals	(2,692)	—	(62,330)	—	—	(2,649)	(67,671)
Depreciation charges	(130,308)	—	(196,081)	(405,905)	(174,958)	(350,518)	(1,257,770)

Closing net book amount	2,995,122	—	12,231,518	5,404,060	722,668	2,613,493	23,966,861

At 31 December 2009
Cost	3,693,957	—	13,673,531	6,945,305	1,449,007	4,410,845	30,172,645
Accumulated depreciation	(692,476)	—	(1,442,013)	(1,541,245)	(726,339)	(1,797,304)	(6,199,377)
Impairment	(6,359)	—	—	—	—	(48)	(6,407)

Net book amount	2,995,122	—	12,231,518	5,404,060	722,668	2,613,493	23,966,861

As of 31 December 2009, the ownership certificates of certain buildings (“Building Ownership Certificates”) of the Group and the Company with an aggregate carrying value of approximately RMB1,329,751,000 and RMB1,327,185,000, respectively (2008: RMB2,000,621,000 and RMB1,948,444,000) had not been obtained by the Group and the Company. After consultation made with the Company’s legal counsel, the directors of the Company consider that there is no legal restriction for the Group or the Company to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.
As of 31 December 2009, fixed assets of the Group and the Company with an aggregate net book value of approximately RMB27,190,000 (2008: RMB26,894,352) had been fully depreciated but they were still in use.

7. CONSTRUCTION-IN-PROGRESS

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	504,775	1,422,635	504,775	1,422,635
Additions	1,073,338	1,449,210	1,070,495	1,449,083
Impairment	(448)	—	(448)	—
Transfer to fixed assets (Note 6)	(915,482)	(2,367,070)	(914,799)	(2,366,943)

At 31 December	662,183	504,775	660,023	504,775

For the year ended 31 December 2009, no interest expenses (2008: RMB13,721,000) were capitalised in the construction-in-progress balance. A capitalisation rate of 6.55% in 2008 per annum was used to determine the amount of borrowing costs eligible for capitalisation.
8.	LEASEHOLD LAND PAYMENTS

	Group	Company
	RMB’000	RMB’000

At 1 January 2008
Cost	791,018	750,710
Accumulated amortization	(183,047)	(178,157)

Net book amount	607,971	572,553

Year ended 31 December 2008
Opening net book amount	607,971	572,553
Amortization charges	(15,603)	(15,001)

Closing net book amount	592,368	557,552

At 31 December 2008
Cost	791,213	750,710
Accumulated amortization	(198,845)	(193,158)

Net book amount	592,368	557,552

Year ended 31 December 2009
Opening net book amount	592,368	557,552
Amortization charges	(15,989)	(15,001)

Closing net book amount	576,379	542,551

At 31 December 2009
Cost	791,213	750,710
Accumulated amortization	(214,834)	(208,159)

Net book amount	576,379	542,551

As of 31 December 2009, land use right certificates (“Land Certificates”) of certain parcels of land of the Group and the Company with an aggregate area of 1,620,894 and 1,448,472 square meters (2008: same), respectively had not been obtained. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group or the Company to apply for and obtain the Land Certificates and it should not lead to any significant adverse impact on the operations of the Group or the Company.

9.	GOODWILL

Group and
Company
RMB’000

Year ended 31 December 2008 and 2009
Opening net book amount	281,255
Additions	—

Closing net book amount	281,255

At 31 December 2008 and 2009
Cost	281,255
Accumulated impairment	—

Net book amount	281,255

The goodwill balance arose from the excess of a purchase consideration paid by the Company over the aggregate fair values of the identifiable assets, liabilities and contingent liabilities of the Yangcheng Railway Business acquired by the Company.
Prior to 1 January 2009, the goodwill had been allocated to a cash-generating units (“CGU”) comprising the Yangcheng Railway Business. The recoverable amount of that CGU is determined based on value-in-use calculations and no impairment losses had been recognised prior to 1 January 2009.
On 1 January 2009, the Group integrated the Yangcheng Railway Business with the Group’s railway business in order to improve operation efficiency. As a result, the management considers that the Yangcheng Railway Business and the Group’s remaining railway business (collectively the “Combined Railway Business”) represents the lowest level of cash-generating units within the Group at which goodwill is monitored for internal management purposes. In addition, the Combined Railway Business is not larger than an operating segment determined under with IFRS 8. Therefore, the Group has reallocated the goodwill to the cash generating unit (“CGU”) comprising the Combined Railway Business.
The recoverable amount of the CGU is mainly determined based on fair value less costs to sell. The assessment of fair value was performed based on the market price of the Company’s publicly traded shares as of 31 December 2009.
Even if the market price of shares of the Company used in the assessment had been 10% lower than the price as of 31 December 2009, the Group still would not be required to recognize any impairment losses against goodwill.
10.	INVESTMENTS IN SUBSIDIARIES

	Company
	2009	2008
	RMB’000	RMB’000

Unlisted shares, at cost	80,274	80,274

As of 31 December 2009, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

	Date of	Percentage of equity
	incorporation/	interest attributable to the
Name of the entity	establishment	Company		Paid-in capital	Principal activities
		Directly	Indirectly

Dongguan Changsheng Enterprise Company	22 May 1992	51%	—	RMB38,000,000	Warehousing

Shenzhen Fu Yuan Enterprise Development Company (“Fu Yuan”)	1 November 1991	97.3%	2.7%	RMB18,500,000	Hotel management

Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company	11 September 1993	55%	—	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation

Shenzhen Railway Property Management Company Limited	13 November 2001	—	100%	RMB3,000,000	Property management

Shenzhen Guangshen Railway Travel Service Ltd.	16 August 1995	75%	25%	RMB2,400,000	Travel agency

Shenzhen Shenhuasheng Storage and Transportation Company Limited	2 January 1985	41.5%	58.5%	RMB2,000,000	Warehousing, freight transport and packaging agency services

Shenzhen Nantie Construction Supervision Company	8 May 1995	67%	9%	RMB3,000,000	Supervision of construction projects

Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	7 March 2002	—	100%	RMB2,000,000	Catering management

Shenzhen Railway Station Passenger Services Company	18 December 1986	100%	—	RMB1,500,000	Catering services and sales of merchandise

Guangshen Railway Station Dongqun Trade and Commerce Service Company	23 November 1992	100%	—	RMB1,020,000	Sales of merchandises

Guangzhou Tielian Economy Development Company Limited (“Tielian”)	27 December 1994	50.50%	—	RMB1,000,000	Warehousing and freight transport agency services

Guangzhou Dongqun Advertising Company Limited	6 March 1996	—	100%	RMB500,000	Advertising service

Guangzhou Railway Huangpu Service Company	2 January 1985	100%	—	RMB379,000	Cargo loading and unloading, warehousing, freight transportation
All the above subsidiaries are limited liability companies.
11.	INVESTMENTS IN ASSOCIATES

	Group		Company
	2009	2008	2009	2008
	RMB‘000	RMB‘000	RMB‘000	RMB‘000

Unlisted shares, at cost	—	—	210,529	210,529
Share of net assets	149,236	150,394	—	—
Less: provision for impairment in value (Note a)	(29,689)	(29,689)	(98,608)	(97,847)

	119,547	120,705	111,921	112,682

Note a:	The impairment provision at the Group level as of 31 December 2009 represents provision for full impairment losses in investment in Zengcheng Lihua Stock Company Limited at approximately RMB29,689,000 made in prior years (“Zengcheng Lihua Provision”).

The provision balance at the Company level as of 31 December 2009 includes the Zengcheng Lihua Provision and provision for impairment loss of the Company’s investment in Guangzhou Tiecheng Enterprise Company Limited (“Tiecheng”) amounting to approximately RMB68,919,000.

The movement of investments in associates of the Group and Company during the year is as follows:

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Beginning of the year	120,705	124,350	112,682	114,626
Less: provision for impairment in value	—	—	(761)	(2,018)
Share of results after tax	773	128	—	—
Dividends received and receivable from the associates	(1,931)	(2,055)	—	—
Reclassifications (Note 16)	—	(1,718)	—	—
Others	—	—	—	74

End of the year	119,547	120,705	111,921	112,682

As of 31 December 2009, the Group and the Company had direct interests in the following companies which are incorporated/established and are operating in the PRC:

		Percentage
		of equity
		interest
	Date of	attributable
	incorporation/	to the
Name of the entity	establishment	Company	Paid-in capital	Principal activities
Shenzhen Guangshen Railway Civil Engineering Company	1 March 1984	49%	RMB55,000,000	Construction of railroad properties

Zengcheng Lihua	30 July 1992	26.98%	RMB107,054,682	Real estate construction, provision of warehousing, cargo uploading and unloading services

Tiecheng	2 May 1995	49%	RMB543,050,000	Properties leasing and trading of merchandise
All the above associates are limited liability companies.
The Group and Company’s share of the results with its percentage ownership of its principal associates, and its share of the related assets and liabilities, net of applicable impairment provision are as follows:

				(Loss)/	% interest
	Assets	Liabilities	Revenue	Profit	held
	Rmb’000	Rmb’000	Rmb’000	Rmb’000

2008
Tiecheng (Note b)	190,783	105,051	11,158	(2,018)	49%
Other associates	172,808	137,835	128,466	2,146	27%~49%

	363,591	242,886	139,624	128

2009
Tiecheng (Note b)	192,703	107,732	10,813	(761)	49%
Other associates	191,666	152,229	185,668	1,534	27%~49%

	384,369	259,961	196,481	773

Note b:	The carrying amount of the Group and Company’s investment in Tiecheng as of 31 December 2009 was approximately RMB84,971,000.

In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company (“Guangzhou Guantian”), in Guangzhou of the PRC for developing certain properties near a railway station operated by the Group. In 2000, Guangzhou Guantian together with two other parties, namely Guangzhou Guanhua Real Estate Company Limited (“Guangzhou Guanhua”) and Guangzhou Guanyi Real Estate Company Limited (“Guangzhou Guanyi”), undertook to act as joint guarantors (collectively the “Guarantors”) for certain payable balances (the “Payables”) due from Guangdong Guancheng Real Estate Company Limited (“Guangdong Guancheng”) to a third party creditor (the “Creditor”).

Due to the fact that Guangdong Guancheng had failed to settle the Payables, as a result, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the “Damages”) according to the court verdicts (the “Verdicts”). Guangzhou Guantian made an appeal to overturn the Verdicts.

A final judgement on the appeal, which was in favour of Guangzhou Guantian, was obtained from the Supreme People’s Court of the PRC in March 2009. Accordingly, Guangzhou Guantian was not held liable to settle the Damages.

Nevertheless, these court proceedings had adversely affected the operating results of Guangzhou Guangtian and Tiecheng. As a result, impairment loss provision amounting to approximately RMB68,919,000 had been made against the carrying amount of the investment at the Company level as of 31 December 2009.
12.	DEFERRED TAX ASSETS/(LIABILITIES)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	Group		Company
	2009	2008	2009	2008
	RMB‘000	RMB‘000	RMB‘000	RMB‘000

Deferred tax assets:
— Deferred tax assets to be recovered after more than 12 months	331,676	337,893	330,723	336,792
— Deferred tax assets to be recovered within 12 months	14,451	18,848	14,047	18,321

	346,127	356,741	344,770	355,113

Deferred tax liabilities:
— Deferred tax liabilities to crystallise after more than 12 months	(25,435)	(24,802)	(25,435)	(24,802)
— Deferred tax liabilities to crystallise within 12 months	(262)	(201)	(262)	(201)

	(25,697)	(25,003)	(25,697)	(25,003)

Deferred tax assets (net)	320,430	331,738	319,073	330,110

The gross movement on the deferred income tax account is as follows:

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	331,738	338,921	330,110	338,921
Comprehensive income statement charge (Note 32)	(11,308)	(7,183)	(11,037)	(8,811)

At 31 December	320,430	331,738	319,073	330,110

The movement in deferred tax assets and liabilities of the Group and the Company during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Group
		Charged/		Charged/
	At 1	(Credited) to	At 31	(Credited) to	At 31
	January	the income	December	the income	December
	2008	statement	2008	statement	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax assets:
Impairment provision for receivables	20,363	1,088	21,451	73	21,524
Impairment provision for fixed assets	1,928	(39)	1,889	75	1,964
Impairment provision for interests in associates	7,422	—	7,422	—	7,422
Difference in accounting base and tax base of fixed assets	257,384	(3,925)	253,459	(6,193)	247,266
Difference in accounting base and tax base of employee benefits obligations	75,159	(2,639)	72,520	(4,594)	67,926
Other	—	—	—	25	25

	362,256	(5,515)	356,741	(10,614)	346,127

	Company
		Charged/		Charged/
	At 1	(Credited) to	At 31	(Credited) to	At 31
	January	the income	December	the income	December
	2008	statement	2008	statement	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax assets:
Impairment provision for receivables	20,363	1,050	21,413	75	21,488
Impairment provision for fixed assets	1,928	(39)	1,889	75	1,964
Impairment provision for interests in associates	7,422	—	7,422	—	7,422
Difference in accounting base and tax base of fixed assets	257,384	(3,925)	253,459	(6,193)	247,266
Difference in accounting base and tax base of employee benefits obligations	75,159	(4,229)	70,930	(4,300)	66,630

	362,256	(7,143)	355,113	(10,343)	344,770

	Group and Company
		(Credited)/		(Credited)/
		Charged to		Charged to	At 31
	At 1 January	the income	At 31	the income	December
	2008	statement	December 2008	statement	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Deferred tax liabilities:
Difference in accounting base and tax base of fixed assets	20,074	(229)	19,845	(201)	19,644
Others	3,261	1,897	5,158	895	6,053

	23,335	1,668	25,003	694	25,697

13.	DEFERRED EMPLOYEE COSTS

As disclosed in Note 2.13, the Group implemented a scheme (the “Scheme”) for selling staff quarters to its employees in 2000. The movement of deferred employee costs is set forth as follows:

	Group
	2009	2008
	RMB’000	RMB’000

At 1 January
Cost	243,102	271,369
Accumulated amortization	(143,488)	(129,978)

Net book amount	99,614	141,391

Year ended 31 December
Opening net book amount	99,614	141,391
Additions	278	16,733
Amortization (Note 29)	(20,156)	(32,005)
Offset against employee benefits obligation provision (Note 25)	—	(26,505)

Closing net book amount	79,736	99,614

At 31 December
Cost	243,380	243,102
Accumulated amortization	(163,644)	(143,488)

Net book amount	79,736	99,614

	Company
	2009	2008
	RMB’000	RMB’000

At 1 January
Cost	242,660	271,369
Accumulated amortization	(143,350)	(129,978)

Net book amount	99,310	141,391

Year ended 31 December
Opening net book amount	99,310	141,391
Additions	272	16,291
Amortization	(20,048)	(31,867)
Offset against employee benefits obligation provision (Note 25)	—	(26,505)

Closing net book amount	79,534	99,310

At 31 December
Cost	242,932	242,660
Accumulated amortization	(163,398)	(143,350)

Net book amount	79,534	99,310

14.	FINANCIAL INSTRUMENTS BY CATEGORY

The accounting policies for financial instruments have been applied to the items tabulated below:

	Loans and	Available-
Group	receivables	for-sale	Total
	RMB’000	RMB’000	RMB’000

Assets as per consolidated balance sheet
As at 31 December 2009:
Available-for-sale investments (Note 16)	—	53,826	53,826
Long-term receivable (Note 17)	44,229	—	44,229
Trade and other receivables excluding prepayments (Notes 19 and 20)	527,210	—	527,210
Short-term deposits	514,000	—	514,000
Cash and cash equivalents (Note 36(c))	1,115,651	—	1,115,651

Total	2,201,090	53,826	2,254,916

As at 31 December 2008:
Available-for-sale investments (Note 16)	—	48,326	48,326
Long-term receivable (Note 17)	48,136	—	48,136
Trade and other receivables excluding prepayments (Notes 19 and 20)	337,920	—	337,920
Short-term deposits	7,300	—	7,300
Cash and cash equivalents (Note 36(c))	1,560,952	—	1,560,952

Total	1,954,308	48,326	2,002,634

Other financial
Group	liabilities
RMB’000

Liabilities as per consolidated balance sheet
As at 31 December 2009:
Bonds payable (Note 24)	3,465,801
Trade and other payables excluding statutory liabilities (Notes 26 and 27)	1,225,037
Payables for fixed assets and construction-in-progress	674,652

Total	5,365,490

As at 31 December 2008:
Bank borrowings (Note 23)	3,900,000
Trade and other payables excluding statutory liabilities (Notes 26 and 27)	1,189,912
Payables for fixed assets and construction-in-progress	764,609

Total	5,854,521

	Loans and	Available-
Company	receivables	for-sale	Total
	RMB’000	RMB’000	RMB’000

Assets as per balance sheet
As at 31 December 2009:
Available-for-sale investments (Note 16)	—	52,108	52,108
Long-term receivable (Note 17)	44,229	—	44,229
Trade and other receivables excluding prepayments (Notes 19 and 20)	548,780	—	548,780
Cash and cash equivalents	1,102,619	—	1,102,619
Short-term deposit	500,000	—	500,000

Total	2,195,628	52,108	2,247,736

As at 31 December 2008:
Available-for-sale investments (Note 16)	—	46,608	46,608
Long-term receivable (Note 17)	48,136	—	48,136
Trade and other receivables excluding prepayments (Notes 19 and 20)	345,698	—	345,698
Cash and cash equivalents	1,540,158	—	1,540,158

Total	1,933,992	46,608	1,980,600

Other financial
Company	liabilities
RMB’000

Liabilities as per balance sheet
As at 31 December 2009:
Bonds payable (Note 24)	3,465,801
Trade and other payables excluding statutory liabilities (Notes 26 and 27)	1,264,982
Payables for fixed assets and construction-in-progress	674,595

Total	5,405,378

As at 31 December 2008:
Bank borrowings (Note 23)	3,900,000
Trade and other payables excluding statutory liabilities (Notes 26 and 27)	1,206,019
Payables for fixed assets and construction-in-progress	764,609

Total	5,870,628

15.	CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to historical information about counterparty default rates:

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Trade receivables
Due from MOR	273,300	53,048	273,300	53,048
Due from related parties	121,354	165,576	120,765	165,077
Due from third parties	88,564	53,427	87,223	51,139

	483,218	272,051	481,288	269,264

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Other receivables excluding prepayments
Due from related parties	7,185	8,292	21,780	24,408
Due from third parties	36,807	57,577	45,712	52,026

	43,992	65,869	67,492	76,434

	Group and Company
	2009	2008
	RMB’000	RMB’000

Long-term receivable
Due from a third party	44,229	48,136

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Cash at bank and short-term bank deposits
Balance placed in listed bank	1,629,575	1,568,098	1,602,583	1,540,094
Balance placed in unlisted bank	42	104	13	34

	1,629,617	1,568,202	1,602,596	1,540,128

None of the financial assets that are fully performing has been renegotiated in the last year.
16.	AVAILABLE-FOR-SALE INVESTMENTS

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Beginning of the year	48,326	46,608	46,608	46,608
Additions	7,500	—	7,500	—
Disposal	(2,000)	—	(2,000)	—
Reclassifications (Note 11)	—	1,718	—	—

End of the year	53,826	48,326	52,108	46,608

The Group and the Company’s equity ownership in each of these investments is less than 10%. The directors of the Company are of the opinion that no quoted market price in an active market was available for these investments and their fair values could not be reliably measured by alternative valuation methods. In accordance with the provisions under IFRS, the above non-current available-for-sale investments are carried at cost subject to review for impairment loss. As of 31 December 2009, no impairment provision was considered necessary by the directors to write down the carrying amounts of these investments.
17.	LONG-TERM RECEIVABLE

	Group and Company
	2009	2008
	RMB’000	RMB’000

Opening net book amount	48,136	48,547
Release of accrued interest (Note 30)	4,093	7,589
Repayment received	(8,000)	(8,000)

Closing net book amount	44,229	48,136

The long-term receivable balance represents freight service fees receivable from a third party customer which was acquired from Yangcheng Railway Business (as mentioned in Note 1). The original gross value of the receivable is RMB140,400,000. On the acquisition date of Yangcheng Railway Business, it was remeasured at its then fair value, which was assessed by the discounted cash flow method, by making reference to the repayment schedule agreed by both parties.

The balance is subsequently carried at amortised cost using an average effective interest rate of 6.54%.

The balance approximated its fair value as of 31 December 2009.

18.	MATERIALS AND SUPPLIES

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Raw materials	137,328	139,497	136,728	138,960
Accessories	75,108	52,794	75,108	52,794
Reusable rail-line track materials	15,277	5,741	15,277	5,741
Retailing consumables	3,397	3,891	1,259	1,322

	231,110	201,923	228,372	198,817

The costs of materials and supplies consumed by the Group during the year were recognised as ‘operating expenses’ in the amount of approximately RMB1,713,456,000 (2008: RMB1,733,302,000). As of 31 December 2009, there were no inventories stated at net realisable value.
19.	TRADE RECEIVABLES

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Trade receivables	492,369	281,193	490,189	278,262

Including: receivables from related parties	121,467	165,580	120,878	165,081

Less: Provision for impairment of receivables	(9,151)	(9,142)	(8,901)	(8,998)

	483,218	272,051	481,288	269,264

As of 31 December 2009, the Group and Company’s trade receivables are all denominated in RMB (2008: RMB).
The passenger railroad services are usually transacted on cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. As a result, the Group regards any receivable balance within a one-year credit period being not overdue. As of 31 December 2009 and 2008, the ageing analysis of the outstanding trade receivables was as follows:

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Within 1 year	445,668	255,961	444,045	253,280
Over 1 year but within 2 years	23,241	6,333	22,934	6,333
Over 2 years but within 3 years	4,931	9,445	4,931	9,445
Over 3 years	9,378	312	9,378	206

	483,218	272,051	481,288	269,264

As of 31 December 2009, the Group and the Company’s trade receivables of approximately RMB35,971,000 (2008: RMB13,378,000) and RMB35,664,000 (2008: RMB:13,378,000), respectively were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Over 1 year but within 2 years	21,840	3,888	21,533	3,888
Over 2 year but within 3 years	4,863	9,445	4,863	9,445
Over 3 years	9,268	45	9,268	45

	35,971	13,378	35,664	13,378

As of 31 December 2009, the Group and the Company’s trade receivables of approximately RMB33,487,000 (2008: RMB11,924,000) and RMB33,237,000 (2008: RMB1,674,000), respectively had been impaired and provided for. The amount of the provision was approximately RMB9,151,000 as of 31 December 2009 (2008: RMB9,142,000). The impaired receivable balances were mainly related to the provision of freight transportation services. The related customers are in unexpected difficult financial conditions. Nevertheless, it was assessed that a portion of the carrying amount of the receivables would be recovered. The ageing analysis of these receivables is as follows:

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Within 1 year	23,100	629	23,100	629
Over 1 year but within 2 years	1,475	2,565	1,475	2,565
Over 2 years but within 3 years	76	—	76	—
Over 3 years	8,836	8,730	8,586	8,480

	33,487	11,924	33,237	11,674

Movements on the provision for impairment of trade receivables are as follows:

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	9,142	6,767	8,998	6,729
Provision for impairment loss	368	2,630	262	2,524
Reversal of impairment loss provision	(359)	(255)	(359)	(255)

At 31 December	9,151	9,142	8,901	8,998

The creation and release of provision for impaired receivables have been included in utility and office expenses in the comprehensive income statement. Amounts charged to the allowance account are generally written off against the gross accounts receivable balances when there is no expectation of recovering additional cash.
Concentration of credit risk with respect to trade receivables is low due to the fact that the Group and the Company has a large number of customers, which are widely dispersed. Accordingly, the directors of the Company believe that there was no additional significant credit risk beyond the amount that had already been provided for impairment losses as at 31 December 2009.
As of 31 December 2009, the carrying amounts of the above trade receivables approximated their fair values.

20.	PREPAYMENTS AND OTHER RECEIVABLES

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Receivables from third parties	50,457	88,573	59,257	82,696
Receivables from subsidiaries	—	—	14,595	16,255
Receivables from related parties	21,886	8,292	21,886	8,153

	72,343	96,865	95,738	107,104

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Other receivables	110,983	132,461	133,674	142,227
Less: Provision for impairment loss (Note a)	(66,991)	(66,592)	(66,182)	(65,793)
Other receivables, net	43,992	65,869	67,492	76,434
Prepayments	28,351	30,996	28,246	30,670

	72,343	96,865	95,738	107,104

Note a:	Included in the amount was a doubtful debt provision of approximately RMB31,365,000, set up by the Company in prior years, against the principal balance of a deposit (“the Deposit”) placed with a deposit-taking agency, Zeng Cheng City Li Cheng Credit Cooperative (“Li Cheng”). The Company has been unable to recover the Deposit from Li Cheng upon maturity and the Company has initiated several legal proceedings against Li Cheng in order to enforce recovery but without success.
Other receivables mainly represent miscellaneous deposits and receivables arising during the course of the provision of non-railway transportation services by the Group and the Company. Prepayments mainly represent amounts paid in advance to the suppliers for utilities and other operating expenses of the Group and the Company.
As of 31 December 2009 and 2008, there were no significant balances of other receivables that were past due after the credit period that are not impaired. Provision for impairment loss of approximately RMB405,000 (2008: RMB391,000) has been included in the consolidated comprehensive income statement.
Movements on the provision for impairment of other receivables are as follows:

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	66,592	66,248	65,793	65,986
Provision for impairment loss	498	553	421	16
Reversal of impairment loss provision	(93)	(162)	(26)	(162)
Receivables written off during the year as uncollectible	(6)	(47)	(6)	(47)

At 31 December	66,991	66,592	66,182	65,793

The carrying amounts of the Group’s and the Company’s prepayment and other receivables are denominated in the following currencies:

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

RMB	71,349	96,336	94,744	106,575
HKD	994	529	994	529

	72,343	96,865	95,738	107,104

21.	SHARE CAPITAL

As of 31 December 2009, the total authorised number of ordinary shares is 7,083,537,000 shares (2008: 7,083,537,000 shares) with a par value of RMB1.00 per share (2008: RMB1.00 per share). These shares are divided into A shares and H shares. Apart from certain A shares held by state-own legal person and legal persons which have sale restrictions (see details below), they rank pari passu against each other.

	Opening		Closing
	balance at		balance at
	1 January	31 December
	2009	Transfers	2009
	RMB’000	RMB’000	RMB’000

Authorised, issued and fully paid:
A shares subject to sale restrictions
— shares held by state-owned legal persons	2,904,250	(2,904,250)	--
— shares held by the National Council for Social Security Fund of the PRC	—	274,799	274,799

	2,904,250	(2,629,451)	274,799

Listed shares
— H shares	1,431,300		1,431,300
— A shares	2,747,987	2,629,451	5,377,438

	4,179,287	2,629,451	6,808,738

Total	7,083,537	—	7,083,537

	Opening		Closing
	balance at		balance at
	1 January	31 December
	2008	Transfers	2008
	RMB’000	RMB’000	RMB’000

Authorised, issued and fully paid:
A shares subject to sale restrictions
— shares held by state-owned legal person	2,904,250	—	2,904,250
Listed shares
— H shares	1,431,300	—	1,431,300
— A shares	2,747,987	—	2,747,987

	4,179,287	—	4,179,287

Total	7,083,537	—	7,083,537

In December 2006, the Company issued 2,747,987,000 A shares on the Shanghai Stock Exchange through an initial public offering, among which 1,480,944,000 A shares held by state-owned legal persons were subject to a sale and transfer restriction period of 3-months or one year; In addition, at the time of this A shares offering, Guangzhou Railway Group also undertook to have its 2,904,250,000 A shares be subject to a 3-year sale and transfer restriction period.
On 22 September 2009, Guangzhou Railway Group transferred 274,798,700 A shares held by it to the National Council for Social Security Fund in the PRC (“SSF”) according to regulations issued by the relevant PRC authorities. Upon this transfer, SSF has voluntarily agreed to extend the transfer restriction period associated with these shares for another three years. Thus, the shares that are still subject to sale and transfer restriction were 274,798,700 as of 31 December 2009.
22.	RESERVES
According to the provisions of the articles of association of the Company, the Company shall first set aside 10% of its profit after tax attributable to shareholders as indicated in the Company’s statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company’s registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve, provided that it is approved by a resolution passed in a shareholders’ general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders’ general meeting under specific circumstances.
When the statutory surplus reserve is not sufficient to make good for any losses of the Company in previous years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.
The statutory surplus reserve, the discretionary surplus reserve and the share premium account could be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders’ general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.
For the years ended 31 December 2009 and 2008, the directors proposed the following appropriations to reserves of the Company:

	2009		2008
	Percentage	RMB’000	Percentage	RMB’000

Statutory surplus reserve	10%	134,902	10%	121,444

In addition, because of a change in the rules governing appropriation of statutory reserves of enterprises in the PRC effective from 2008, the Group and the Company had made appropriate changes to the reserve balances brought forward from 2007 and before.
In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. Due to the fact that the statutory financial statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders’ equity prepared under IFRS contained in these financial statements.

23.	BORROWINGS

	Group and Company
	2009	2008
	RMB’000	RMB’000

Non current
Unsecured bank borrowings	—	3,390,000

Current
Unsecured bank borrowings	—	510,000

Total borrowings	—	3,900,000

The borrowings in 2008 were mainly obtained for the financing of settlement of construction related costs of the fourth rail-line of the Group and purchase of locomotives of the Group. The carrying amounts of the Group’s borrowings are all denominated in RMB.
The maturity of these borrowings is as follows:

	Group and Company
	2009	2008
	RMB’000	RMB’000

Within 1 year	—	510,000
Over 1 year but within 2 years	—	10,000
Over 2 years but within 5 years	—	3,380,000

	—	3,900,000

The interest rate exposure of the borrowings of the Group is as follows:

	Group and Company
	2009	2008
	RMB’000	RMB’000

At floating rates (at relevant prevailing interest rates with a maximum range of downward adjustment up to 10%)	—	3,900,000

The effective interest rate of the bank borrowings for the year ended 31 December 2009 was 5.91% (2008: 6.44%). The carrying amounts of the Group’s borrowings approximated their fair values as all the borrowings are at floating interest rates.
As of 31 December 2009, the Group had unutilized banking facilities granted by various financial institutions amounting to approximately RMB1,500,000,000 (2008: RMB9,000,000,000).
24.	BONDS PAYABLE

	At 1			At 31
	January			December
	2009	Addition	Amortisation	2009
	RMB’000	RMB’000	RMB’000	RMB’000

09 Guangshen Tie MTN1	—	3,465,476	325	3,465,801

The Company issued 3,500,000,000 bonds of medium terms at a nominal value of RMB3,500,000,000 on 17 December 2009. The bonds will reach maturity five years from the issue date at their nominal value of RMB3,500,000,000 and bear an annual interest rate with 4.79%.

On the issue dates, the bonds are recognised based on the residual amounts of the principals after deduction of issuance costs of approximately RMB34,524,000. The bonds are subsequently carried at amortised cost using an average effective interest rate of 5.018%.
The fair value of bonds payable approximates to their carrying amount.
25.	EMPLOYEE BENEFITS OBLIGATIONS

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

At 1 January	288,541	377,409	280,107	375,726
Additions (Note 29)	1,200	85,988	—	76,382
Interest unwound	6,510	3,417	6,510	3,417
Payments	(64,312)	(151,768)	(61,463)	(148,913)
Offset against deferred employee costs (Note 13)	—	(26,505)	—	(26,505)

At 31 December	231,939	288,541	225,154	280,107

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Employee benefits obligations	231,939	288,541	225,154	280,107
Less: current portion included in accruals and other payables (Note 27)	(57,172)	(51,119)	(55,630)	(48,430)

	174,767	237,422	169,524	231,677

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.
With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. The amount mainly includes the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.
These obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

26.	TRADE PAYABLES

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Payables to third parties	563,211	416,226	558,879	411,196
Payables to related parties	228,144	224,630	228,134	224,489

	791,355	640,856	787,013	635,685

The ageing analysis of trade payables was as follows:

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Within 1 year	782,594	628,405	778,555	623,577
Over 1 year but within 2 years	7,589	10,565	7,577	10,552
Over 2 years but within 3 years	211	66	211	25
Over 3 years	961	1,820	670	1,531

	791,355	640,856	787,013	635,685

27.	ACCRUALS AND OTHER PAYABLES

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Payables to third parties	728,070	652,857	697,408	617,506
Payables to subsidiaries	—	—	66,485	46,409
Payables to related parties	75,046	137,903	75,028	137,883

	803,116	790,760	838,921	801,798

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Deposits received for construction projects	155,030	264,922	155,014	264,903
Other taxes payable	152,763	44,256	150,912	42,991
Salary and welfare payables	80,388	70,806	77,107	66,311
Other deposits received	68,124	43,688	60,462	43,688
Advance received from customers	61,934	58,237	60,126	56,446
Deposits received from ticketing agencies	22,441	50,297	22,441	50,297
Employee benefits obligations (Note 25)	57,172	51,119	55,630	48,430
Housing maintenance fund	17,177	17,286	17,177	17,286
Other payables	188,087	190,149	240,052	211,446

	803,116	790,760	838,921	801,798

28.	AUDITORS’ REMUNERATION

Auditors’ remuneration for the year ended 31 December 2009 was RMB9,600,000 (2008: RMB9,600,000).

29.	LABOUR AND BENEFITS

	2009	2008
	RMB’000	RMB’000

Wages and salaries	1,835,560	1,661,325
Provision for medical and other employee benefits	326,018	306,282
Contributions to a defined contribution pension scheme (a)	316,640	260,014
Contributions to the housing scheme (b)	125,325	92,095
Amortization of deferred employee costs (Note 13)	20,156	32,005
Employee benefits obligations (Note 25)	1,200	85,988

	2,624,899	2,437,709

(a)	Pension scheme

All the full-time employees of the Group are entitled to join a statutory pension scheme. The employees would receive pension payments equal to their basic salaries payable upon their retirement up to their death. Pursuant to the PRC laws and regulations, contributions to the basic old age insurance for the Group’s local staff are to be made monthly to a government agency based on 26% of the standard salary set by the provincial government, of which 18% is borne by the Company or its subsidiaries and the remainder 8% is borne by the employees. The government agency is responsible for the pension liabilities due to the employees upon their retirement. The Group accounts for these contributions on an accrual basis and charges the related contributions to income in the year to which the contributions relate.

(b)	Housing scheme

In accordance with the PRC housing reform regulations, the Group is required to make contributions to a State-sponsored Housing Fund at 7% or 13% of the salaries of the employees. At the same time, the employees are also required to make a contribution at 7% or 13% of the salaries out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Group have no further legal or constructive obligation for housing benefits of these employees beyond the above contributions made.

(c)	Directors’ and senior executives’ emoluments

The remuneration of each Director of the Company for the year ended 31 December 2009 is set out below:

	2009
				Employer’s
				contribution
				to pension	Other
Name of Director	Fee	Salary	Bonus	scheme	benefits	Total

Directors
He, Yu Hua	—	—	—	—	—	—
Cao, Jian Guo	—	—	—	—	—	—
Wu, Hou Hui (ii)	—	—	—	—	—	—
Liu, Hai (ii)	6,000	16,202	89,481	10,993	14,232	136,908
Shen,Yi	18,000	33,954	337,098	22,125	30,327	441,504
Dai, Qi Lin	111,996	—	—	—	—	111,996
Lv, Yu Hui	111,996	—	—	—	—	111,996
Wilton Chau	148,050	—	—	—	—	148,050
Yu, Zhi Ming	—	—	—	—	—	—
Li Liang (i)	—	—	—	—	—	—
Luo Qing (i)	6,000	15,402	157,151	10,796	14,928	204,277

Supervisors
Yao, Mu Ming	—	—	—	—	—	—
Li, Zhi Ming	—	—	—	—	—	—
Huang, Li Ka	10,000	32,036	312,306	21,957	29,208	405,507
Liu, Xi Lin	10,000					10,000
Wang, Jian Ping [1]	—	—	—	—	—	—
Chen, ShaoHong	—	—	—	—	—	—

Senior Executives
Wu, Wei Min	—	31,688	323,502	21,957	29,172	406,319
Wang, Jian Ping [2] (ii)	—	5,148	85,700	3,664	4,626	99,138
Tang, Xiang Dong	—	29,636	327,819	21,663	27,711	406,829
Guo, Xiang Dong	—	29,940	286,724	21,789	27,696	366,149
Luo, Jian Cheng	—	27,528	285,734	21,621	26,640	361,523
Mu Yun An (i)	—	26,444	283,236	18,293	24,428	352,401

(i)	Appointed in 2009

(ii)	Resigned from the positions in 2009

	2008
				Employer’s
				Contribution
				to pension	Other
Name of Director	Fee	Salary	Bonus	scheme	benefits	Total

Directors
He, Yu Hua	—	—	—	—	—	—
Cao, Jian Guo	—	—	—	—	—	—
Wu, Hou Hui	—	—	—	—	—	—
Yang, Jin Zhong (ii)	9,000	—	—	—	—	9,000
Chang Loong Cheong (ii)	75,659	—	—	—	—	75,659
Deborah Kong (ii)	75,659	—	—	—	—	75,659
Wilton Chau	149,472	—	—	—	—	149,472
Yang, Yi Ping (ii)	18,000	29,124	300,284	20,787	28,674	396,869
Liu, Hai (i)	6,000	27,612	238,121	20,787	27,690	320,210
Dai, Qi Lin (i)	55,998	—	—	—	—	55,998
Lv, Yu Hui (i)	55,998	—	—	—	—	55,998
Yu, Zhi Ming	—	—	—	—	—	—

Supervisors
Yao, Mu Ming	—	—	—	—	—	—
Li, Zhi Ming	—	—	—	—	—	—
Li, Jin (ii)	—	—	—	—	—	—
Chen, Rui Xing (ii)	—	—	—	—	—	—
Wang, Jian Ping [1] (ii)	5,000	8,736	65,187	6,529	8,984	94,436
Huang, Li Ka (i)	5,000	20,349	196,634	15,890	20,907	258,780
Liu, Xi Lin (i)	5,000	—	—	—	—	5,000
Chen, Yun Zhong (ii)	5,000	27,720	112,021	20,787	35,148	200,676
Wang, Jian Ping [2] (i)	—	—	—	—	—	—
Chen, Shao Hong (i)	—	—	—	—	—	—

Senior Executives
Shen, Yi (i)	—	7,311	79,728	5,496	7,269	99,804
Wu, Wei Min	—	26,784	288,824	20,787	27,390	363,785
Wang, Jian Ping [1] (i)	5,000	17,472	198,234	14,258	19,438	254,402
Han, Dong (iii)	—	—	—	—	—	—
Yao, Xiao Cong (ii)	—	27,492	279,621	20,787	27,702	355,602
Tang, Xiang Dong (i)	—	—	—	—	—	—
Guo, Xiang Dong	—	25,260	215,819	20,787	25,914	287,780
Luo, Jian Cheng	—	22,848	213,221	20,787	24,858	281,714

(i)	Appointed in 2008

(ii)	Resigned from the positions in 2008

(iii)	Resigned due to death in 2008

During 2009, no director received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office; no directors and senior management waived or has agreed to waive any emoluments (2008: Nil).

(d)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include one directors (2008: two), one supervisor (2008: Nil) and three senior executives personnel (2008: three), whose emoluments have already been reflected in the analysis presented above.

The emolument range is in the band of Nil to HK$1,000,000 (equivalent to RMB880,500) (2008: same).
30.	OTHER (EXPENSE)/INCOME, NET

	2009	2008
	RMB’000	RMB’000

Interest income from bank	24,440	24,321
Unwinding of interest accrued on long-term receivable (Note 17)	4,093	7,589
Write-back of long outstanding payables	1,932	21,562
Loss on disposal of fixed assets	(41,635)	(31,542)
Loss on disposal of subsidiaries	—	(188)
Dividends income on available-for-sale investments	(3,000)	(2,420)
Others	(5,595)	(1,619)

	(19,765)	17,703

31.	FINANCE COSTS

	2009	2008
	RMB’000	RMB’000

Interest expenses	227,178	221,488
Less: interest capitalized in construction-in-progress (Note 7)	—	(13,721)
Interest unwound for employee benefit obligations (Note 25)	6,510	3,417
Amortization of bonds payable (Note 24)	325	—
Bank charges	2,227	2,311
Net foreign exchange losses	47	(26)

	236,287	213,469

32.	INCOME TAX EXPENSE

Before 2008, enterprises established in the Shenzhen Special Economic Zone of the PRC were subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Company and the subsidiaries located in Shenzhen were subject to income tax rate of 15%, while those subsidiaries located outside Shenzhen were subject to income tax rate of 33%.

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which became effective on 1 January 2008. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from 1 January 2008 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2008 to 2012. In 2009 and 2008, the applicable income tax rate is 20% and 18% respectively.

An analysis of the current year taxation charges is as follows:

	2009	2008
	RMB’000	RMB’000

Current income tax	337,613	270,111
Deferred income tax (Note 12)	11,308	7,183

	348,921	277,294

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	2009	2008
	RMB’000	RMB’000

Profit before tax	1,712,379	1,501,662
Tax calculated at the statutory rate of 20% (2008: 18%)	342,476	270,299
Effect of tax rates differentials	(996)	(3,652)
Effect of share of results of associates	(155)	(23)
Effect of income not subject to tax	(590)	(436)
Effect of expenses not deductible for tax purposes	7,411	10,686
Tax losses for which no deferred tax asset was recognised	775	420

Income tax expense	348,921	277,294

The effective tax rate was 20.4% (2008: 18.5%). The increase was mainly caused by the increase in statutory tax rate as explained above.
33.	PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company for the year was approximately RMB1,356,609,000 (2008: RMB1,226,722,000).
34.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB1,364,521,000(2008: RMB1,224,129,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537,000 shares (2008: 7,083,537,000 shares). There were no dilutive potential ordinary shares during both years.

35.	DIVIDENDS

The dividends paid in 2009 and 2008 were RMB566,685,000 (RMB0.08 per share) and RMB566,683,000 (RMB0.08 per share) respectively.

	2009	2008
	RMB’000	RMB’000

Final, proposed, of RMB0.08 (2008: RMB0.08) per ordinary share	566,683	566,683

At a meeting of the directors held on 22 April 2010, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended 31 December 2009, which is subject to the approval by the shareholders in general meeting. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2009.
The aggregate amounts of the dividends paid and proposed during 2009 and 2008 have been disclosed in the consolidated comprehensive income statement in accordance with the Hong Kong Companies Ordinance.
36.	CASH FLOW GENERATED FROM OPERATIONS
(a)	Reconciliation from profit attributable to shareholders to cash generated from operations:

	2009	2008
	RMB’000	RMB’000

Profit before income tax:	1,712,379	1,501,662
Adjustments for:
Depreciation of fixed assets	1,262,144	1,172,042
Impairment of construction-in-progress	448	—
Amortization of leasehold land payments (Note 8)	15,989	15,603
Loss on disposal of fixed assets (Note 30)	41,635	31,542
Amortization of deferred employee costs (Note 13)	20,156	32,005
Recognition of employee benefits obligations (Note 25)	1,200	85,988
Interest unwound for employee benefit obligations (Note 25)	6,510	3,417
Share of results of associates (Note 11)	(773)	(128)
Loss on disposal of subsidiaries (Note 30)	—	188
Dividend income on available-for-sale investments (Note 30)	(3,000)	(2,420)
Provision for doubtful accounts	414	2,766
Write-back of long outstanding of payables (Note 30)	(1,932)	(21,562)
Amortization of bonds payable (Note 24)	325	—
Interest expenses (Note 31)	227,178	207,767
Interest income (Note 30)	(28,533)	(31,910)

Operating profit before working capital changes	3,254,140	2,996,960
Increase in trade receivables	(211,176)	(143,200)
Increase in materials and supplies	(29,187)	(48,249)
Decrease in prepayments and other receivables	24,117	51,335
Decrease in long-term receivables	8,000	8,000
Increase in trade payables	150,499	95,438
Decrease in employee benefits obligations	(64,312)	(126,179)
Decrease in accrued expenses and other payables	(23,706)	(660,420)

Cash generated from operations	3,108,375	2,173,685

(b)	In the cash flow statement, proceeds from disposal of fixed assets comprise:

	2009	2008
	RMB’000	RMB’000

Net book amount (Note 6)	69,984	42,900
Loss on disposal of fixed assets	(41,635)	(31,542)

Proceeds from disposal of fixed assets	28,349	11,358

(c)	Analysis of the balance of cash and cash equivalents

	2009	2008
	RMB’000	RMB’000

Cash at bank and in hand	432,651	618,877
Short-term deposits with original maturities no more than three months (Note a)	683,000	942,075

	1,115,651	1,560,952

Note a:	Short term time deposits with maturities of no more than three months consist of deposits denominated in RMB. The original effective interest rate of RMB deposits is 1.35% (2008: 1.35%).
37.	CONTINGENCY

There were no significant contingent liabilities as at the date of approval of these financial statements.
38.	COMMITMENTS
(a)	Capital commitments

As of 31 December 2009, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	Group
	2009	2008
	RMB’000	RMB’000

Authorised but not contracted for	1,357,620	2,530,325

Contracted but not provided for	248,630	390,691

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Company. The related financing would be from self generated operating cash flow and bank facilities.

(b)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the remaining lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000 per year. During the year ended 31 December 2009, the related lease rental paid and payable was RMB51,200,000 (2008: 50,000,000).
39.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.
(a)	Related parties that control the Company or are controlled by the Company:

See Note 10 for the subsidiaries.

None of the shareholders is the controlling entity of the Company.

(b)	Nature of the principal related parties that do not control/are not controlled by the Company:

Name of related parties	Relationship with the Company
Substantial shareholder and fellow subsidiaries
Guangzhou Railway Group	Substantial shareholder
Guangzhou Railway Group YangCheng Railway Enterprise Development Company (“Yangcheng Railway”)	Subsidiary of the substantial shareholder
Guangmeishan Railway Company Limited (“Guangmeishan”)	Subsidiary of the substantial shareholder
Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company (“GEDC”)	Subsidiary of the substantial shareholder
Guangzhou Railway Material Supply Company	Subsidiary of the substantial shareholder
Guangzhou Railway Engineer Construction Enterprise Development Company (“Engineer Construction Enterprise”)	Subsidiary of the substantial shareholder
Yuehai Railway Company Limited	Subsidiary of the substantial shareholder
Shichang Railway Company Limited	Subsidiary of the substantial shareholder
CYTS Guangdong Railway Shenzhen Co., Ltd. (“CYTS”)	Subsidiary of the substantial shareholder
Changsha Railway Construction Company Limited	Subsidiary of the substantial shareholder
Guangdong Sanmao Enterprise Development Company Limited	Subsidiary of the substantial shareholder
Guangzhou Qingda Transportation Company Limited	Subsidiary of the substantial shareholder
Yangcheng Construction Company of YangCheng Railway Enterprise Development Company	Subsidiary of the substantial shareholder
Guangzhou Yuetie Operational Development Company	Subsidiary of the substantial shareholder
Guangzhou Railway Real Estate Construction Company	Subsidiary of the substantial shareholder
Guangdong Pearl River Delta Inter-city Railway Traffic Co., Ltd.	Subsidiary of the substantial shareholder
Guangzhou Railway Group Diversified Management Development Center	Subsidiary of the substantial shareholder
Guangzhou Railway Rolling Stock Works	Subsidiary of the substantial shareholder
Foreign Economic & Trade Development Corporation of Guangzhou Railway group	Subsidiary of the substantial shareholder

Associates of the Group
Guangzhou Tiecheng Enterprise Company Limited	Associate of the Group
Zengcheng Lihua Stock Company Limited	Associate of the Group
Shenzhen Guangshen Railway Civil Engineering Company	Associate of the Group

(c) Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with related parties:

	2009	2008
	RMB’000	RMB’000

Provide Services
Revenue collected by MOR for services provided to Guangzhou Railway Group and its subsidiaries (i) (Note 40)	(1,069,053)	(1,038,611)
Provision of repairing services for cargo trucks of Guangzhou Railway Group and its subsidiaries (ii)	(220,000)	(148,322)
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (iii)	(208,860)	(265,998)

Receive Services
Cost settled by MOR for services provided by Guangzhou Railway Group and its subsidiaries (i) (Note 40)	1,530,479	1,218,138
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (iv)	347,969	235,303
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (v)	369,257	440,602
Provision of construction services of Guangzhou Railway Group and its subsidiaries (ii)	241,753	259,787
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iii)	115,455	115,568
Provision of turnkey service by CYTS (vi)	—	15,280

Purchase
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (vii)	631,149	398,230

Others
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 38(b))	51,200	50,000

(i)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.

(ii)	The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

(iii)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.

(iv)	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.

(v)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.

(vi)	The prices are determined based on mutual negotiation between the contracting parties.

(vii)	The prices are determined based on mutual negotiation between the contracting parties with reference to cost plus a management fee.

(d)	Key management compensation

Key management includes directors (executive and non-executive), general manager and vice general managers, assistant of general manager, chief financial officer and the company Secretary. The compensation paid or payable to key management for employee services is shown in Note 29(c) in the sections of Directors and Senior Executives.

(e)	As of 31 December 2009, the Group and the Company had the following material balances maintained with related parties:

	Group		Company
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Due from Guangzhou Railway Group	113,195	155,034	112,606	154,728

— Trade receivables (i)	108,341	150,066	107,752	149,760
— Other receivables	4,854	4,968	4,854	4,968

Due to Guangzhou Railway Group	(63,396)	(35,209)	(63,378)	(35,191)

— Trade payables (i)	(53,955)	(25,787)	(53,955)	(25,787)
— Other payables (iii)	(9,441)	(9,422)	(9,423)	(9,404)

Due from subsidiaries of Guangzhou Railway Group	28,733	16,815	28,733	16,483

— Trade receivables	13,126	15,354	13,126	15,161
Less: impairment provision	(113)	(4)	(113)	(4)
— Other receivables	15,720	1,465	15,720	1,326

Due to subsidiaries of Guangzhou Railway Group	(230,260)	(302,206)	(230,249)	(302,063)

— Trade payables (ii)	(174,054)	(198,843)	(174,044)	(198,702)
— Other payables (iii)	(56,206)	(103,363)	(56,205)	(103,361)

Due from an associate	1,312	2,019	1,312	2,019

— Trade receivables	—	160	—	160
— Other receivables	13,624	14,171	13,624	14,171
Less: impairment provision (v)	(12,312)	(12,312)	(12,312)	(12,312)

Due to an associate	(9,534)	(25,118)	(9,534)	(25,118)

— Trade payables	(135)	—	(135)	—
— Other payables (iv)	(9,399)	(25,118)	(9,399)	(25,118)

Due from a subsidiary	—	—	14,595	16,255

— Other receivables	—	—	14,595	16,255

Due to a subsidiary	—	—	(66,485)	(46,409)

— Other payables	—	—	(66,485)	(46,409)

Prepayment for fixed assets and construction-in-progress	—	31,012	—	31,012

— Guangzhou Railway Group and its subsidiaries	—	31,012	—	31,012

Payables for fixed assets and construction-in-progress	(101,316)	(125,487)	—	(125,487)

— Guangzhou Railway Group and its subsidiaries	(101,316)	(95,498)	—	(95,498)
— Associates	—	(29,989)	—	(29,989)

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in 39(c)(i).

(ii)	The trade balances due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties (see Note 39(c) above).

(iii)	The non-trade balances due to subsidiaries of Guangzhou Railway Group mainly represent the deposits of related parties maintained in the deposit-taking centre of the Company.

(iv)	The non-trade balance due to an associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.

(v)	Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.
As of 31 December 2009, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.
40.	TRANSACTIONS WITH MOR

MOR is the controlling entity of the Company’s substantial shareholder (i.e. Guangzhou Railway Group). In addition, it is the government authority which governs and monitors the railway business centrally within the PRC. The Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the MOR and settled by the MOR based on its systems.
(a)	Save as disclosed in other notes to the Financial Statements, during the year, the Group had the following material transactions undertaken with MOR:

	2009	2008
	RMB’000	RMB’000

Recurring Transactions:
Income
Revenue collected from the MOR
— Passenger transportation	(6,542,333)	(6,196,596)
— Freight transportation	(752,561)	(841,240)
— Railway network usage and services	(3,105,654)	(2,738,425)

Charges and Payments
Services charges allocated from the MOR for equipment lease and services	2,404,966	2,179,407
Operating lease rentals paid/payable to the MOR	162,651	176,880

The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

(b)	As of 31 December 2009, the Group and the Company had the following material balances maintained with MOR:

	Group and Company
	2009	2008
	RMB’000	RMB’000

Due from MOR
— Trade receivables	273,300	53,048

41.	SUBSEQUENT EVENTS

Save as already disclosed in the notes to the financial statements, the Group had no other significant subsequent event.
42.	COMPARATIVE FIGURES

Certain 2008 comparative figures have been reclassified as follows:
(a)	Amount due from/to related parties which were separately disclosed in prior year have been recorded within the “Trade receivables, net”, amounting to RMB165,576,000 (Group) and RMB165,077,000 (Company), “Prepayments and other receivables, net”, amounting to RMB8,292,000 (Group) and RMB24,408,000 (Company), “Trade payables”, amounting to RMB224,630,000 (Group) and RMB224,489,000 (Company) and “Accruals and other payables”, amounting to RMB137,903,000 (Group) and RMB137,883,000 (Company) respectively on balance sheet in order to conform with current year presentation.

(b)	Amount of equity which were recorded within “Other Reserve” in prior year have been disclosed separately as “Share premium”, “Other reserves”, and “Retained earnings” on both the consolidated balance sheet of the Group and balance sheet of the Company in order to conform with current year presentation.
Chapter 11: Document Available for Inspection
Documents for review include:
(1) Accounting statements signed by the legal representative, person in charge of accounting affairs and responsible person of accounting firm.
(2) Original of the audit report and financial statements prepared under PRC GAAP signed by PricewaterhouseCoopers Zhong Tian CPAs Limited Co. and CPA; original of the audit report and financial statements prepared under IFRS signed by PricewaterhouseCooper.
(3) All the original of files or announcements disclosed in Securities Times, China Securities Journal and Shanghai Securities News in the period of the report.
(4) Annual reports prepared for the Hong Kong securities market and annual reports in 20-F form for the US market.
The documents are placed at Secretariat to the Board of the Company